
08054325



RENTRAK

ALL is a very big number.

Luckily for us, we're used to dealing with big numbers.



Rentrak's services collect, process and audit billions of transactions annually. In our 20-year history, we've gathered data from more than 54 million set-top boxes tracking video on demand, 2 million set-top boxes tracking linear television, 35,000 movie screens, 15,000 retail locations and 13,700 home video locations. In total, since our inception in 1987, Rentrak has collected, aggregated, calculated and reported more than 36 billion data transactions. That's a lot of movie rentals, a lot of box office tickets and a lot of clicks of the remote ... and that's just the beginning.

Rentrak's newest service, TV Essentials™, has raised the bar in audience measurement service standards for the company and the industry as a whole. TV Essentials gives Rentrak the distinct capability of tracking all data activity from the nation's 110 million television set-top boxes. Our video on demand tracking service, OnDemand Essentials®, has laid the architecture for TV Essentials by processing an unprecedented 9 billion-plus transactions in five short years, granting us access into the nation's 36 billion VoD households. TV Essentials will empower its users with the ability to profile individual network performance, administer national and local estimates and evaluate influencing factors, all from a secure, browser-based application.

All screens, all networks, all programs, all advertisements — suddenly "big" doesn't seem big enough. All is a huge number. It's a future we've been working towards for more than 20 years. Today, the future is here.

Fiscal 2008 marked a year of significant progress for Rentrak. Over the last 12 months, we have continued to strengthen our position as a trusted, independent provider of multi-screen media measurement, from theatrical box office, to linear television, to on demand, broadband and mobile and beyond. Additionally, our client list consists of content providers (including major and independent film studios), cable television networks, network operators and home video retailers, all of which are able to make critical business decisions with access to Rentrak's Web-based, real-time, transactional-level data.

There are many high-growth opportunities before us, and the entire Rentrak team is fully committed to capitalizing on our well-earned legacy of industry and technology expertise to pioneer the future of TV audience measurement. We believe our accomplishments during fiscal 2008 reflect our continuing success and progress toward achieving our vision.

Defining the Future of TV Audience Measurement

While the face of television has changed dramatically since we first began serving the entertainment, media, retail and advertising industries, television networks and advertisers still want to measure exactly who is seeing their content and when they're seeing it. With the increasing fragmentation of the market—which now includes more than 425 networks delivering content across a multitude of platforms—audience measurement has become more complex and more important. Families no longer gather in front of one television to watch a broadcast on a given day at a specific time. Instead, the modern household uses TVs, DVDs, digital video recorders, computers, portable devices and mobile phones to access entertainment. Against this highly dynamic backdrop, and in keeping with the constantly evolving marketplace, Rentrak is in the enviable position of being able to capture media consumption across all of these platforms in a quick and powerful way that provides significant benefits to everyone across the programming and advertising value chains.

Until just a few years ago, the only method available for understanding entertainment and advertising viewership patterns was to "estimate" viewership by utilizing sample groups and surveys—supposedly representative of millions of households and hundreds of television networks. These "projections" have come under increased scrutiny by advertisers trying to spend their marketing dollars wisely beyond just the ten top-rated networks.

Now, through the technology we have developed and sharpened, and the strong industry relationships we have fostered for more than two decades, Rentrak is capable of measuring with incredible accuracy and precision, every view of a television program or advertisement and every click of a remote across all networks and all programs. In essence, we can provide specific viewing behavior and trends to those who need it most, and we do so with lightning speed. Our customers can access a wide variety of custom reports, with data that can be "sliced and diced" in every way imaginable, thousands of times faster than any existing relational database.

There are many high-growth opportunities before us, and the entire Rentrak team is fully committed to capitalizing on our well-earned legacy of industry and technology expertise to pioneer the future of TV audience measurement.

In preparation for the upcoming commercial launch of our linear TV measurement solution, TV Essentials™, we began enhancing our processing engines at the early stages of trials for our on demand product. Since that time, we have increased our capabilities from measuring theatrical gross receipt volumes, to on demand data from more than 54 million set-top boxes, to linear TV data at 100 times the volume of on demand per set-top box.

The technology we've built to accomplish this has saved Rentrak more than $50 million in database licensing fees. We saved this money because we don't have to pay licensing fees on approximately three hundred quad servers, or a total of 1,200 CPUs at $45,000 per CPU. In addition we will save more than $10 million on annual maintenance fees. This has given us a tremendous competitive advantage and has created significant entrance barriers for any potential competitor.

Linear TV

Our numerous successes in home entertainment, theatrical box office and video on demand have set the stage for our most important audience measurement platform yet: linear television.

The industry is now insisting on more granular data, moving far beyond the ratings they currently receive for the top networks and top programs. Rentrak's ability to provide this type of information cannot be matched by any other media measurement company.

Now in trials, TV Essentials collects and aggregates anonymous, second-by-second viewership data from more than 2 million set-top boxes, and we have the capability to track this information from tens of millions of set-top boxes. The data we provide gives our customers a much better understanding of unique consumers and their viewing behavior, including what they watch, what programs they came from, what programs they go to, as well as program and ad retention. We believe we are years ahead of our peers in providing the solutions that will broaden the scope, and become the new currency, of audience measurement. At the same time, we are continuing to meet the changing information requirements of new media platforms with minimal incremental investment, by leveraging the robust systems and relationships we've already built and nurtured.

After building out our linear TV capabilities to ensure that we have ample capacity to capture every click of the remote for all networks, programs and ads, TV Essentials is on pace for a commercial launch in the first quarter of calendar 2009. TV Essentials was developed in close cooperation with all major entertainment industry participants, including cable, satellite and telco operators, national TV networks, local TV stations, advertisers and ad agencies, to ensure we are meeting their requirements quickly and effectively. This ability will allow for a better understanding of audience viewing behavior to improve advertising efforts by better targeting intended audiences.

The industry is now insisting on more granular data, moving far beyond the ratings they currently receive for the top networks and top programs. Rentrak's ability to provide this type of information cannot be matched by any other media measurement company, therefore placing us in a unique position to gain a significant share of the $2.7 billion market for television media measurement.

At the same time, we are being patient as the industry becomes more comfortable with the type of precise data we're providing and develops an associated revenue model that addresses all marketplace needs.

So, why is linear TV so important, and why have we committed so much time and energy in getting to this point in Rentrak's evolution? The answer is simple: the nearly $70 billion TV advertising market has been searching for a more comprehensive way to harness significant viewing data and reveal viewing patterns in order to better target their messages and increase the return on investment of their marketing dollars. What's more, the proliferation of interactive television and advanced advertising will only increase the size of the market and the requirements of all players in the TV advertising chain.

It has long been acknowledged that video, particularly television, is the most powerful medium for communicating brand messages, and Rentrak's data transparency and measurement provides the information necessary to maximize the medium. For advertising to truly benefit all parties, it must be more accountable with a feedback mechanism that allows for quick and easy adjustment. Advertisers want a much clearer, more realistic view of how TV audiences act so they can accurately assess the cost of reaching a unique viewer.

Now, more than ever, advertisers are looking for a more personalized and effective way to reach consumers who have taken control over how they view, interact and filter ads in a multi-channel world. What's more, constantly evolving technologies are redefining how advertising is sold, created and consumed.

Rentrak is in the business of helping companies realize the value of their content so that operators can generate increased advertising rates, networks can improve the effectiveness of their programs and schedules to provide more value to advertisers, advertisers can make more targeted buys and enhance the effectiveness of their message, and viewers can receive programs and advertisements most relevant to their lives.

A History of Deep Industry Knowledge and Expertise

Drawing from the extensive industry knowledge and expertise Rentrak has accumulated throughout our 20 years, we are very confident in our ability to transform and modernize audience measurement metrics for the entertainment industry. Since our inception as a company, we have devoted considerable resources towards building an exclusive database of media and entertainment behavior that cannot be replicated, as well as the technology that makes this behavior better understood and more accessible.



Home Video

Over the years we have continued our commitment to helping our content and retail partners maximize their return from the home video rental market, particularly important in a mature market. Rentrak is developing a new Essentials service called Digital Download Essentials. Currently in trial with multiple studios, this service collects, processes, audits and reports on movie and television content rented or purchased by consumers and downloaded over a broadband connection.

Rentrak's Retail Essentials™ reports national consumer DVD sales estimations to motion picture studios and retailers (including at the industry level) by format and at the title level, providing them with critical business intelligence. The data, which is collected from more 15,000 retail locations via weekly data feeds, is projected nationally and is featured in many prominent media outlets.

Home Video Essentials® is the first and only service to track North American DVD and game rentals, and in 2008 became the first service to track DVD rentals from the U.S. kiosk channels.

Going forward, we strongly believe that our Pay-Per-Transaction® and Studio Direct Revenue Sharing (DRS) services put Rentrak in a fantastic position to produce the income needed to further enhance our technology to capitalize on the future of linear TV tracking.

Theatrical Box Office

Over the last several years, Rentrak has become the accepted currency of box office tracking, amassing 100% of the North American market. We are continuing to hold that market share while also building on our successes by expanding into international markets and providing real-time box office data collection in several new and strategically important international territories.

Broadband and Mobile

Video content has been expanding rapidly to broadband, but traditional measurement methods used by Internet companies such as page views and clickthroughs are not effective in measuring video consumption on the Web. What the broadband industry is demanding in terms of measurement capability is what we're already doing with TV Essentials, a service that is immediately transferable to the broadband medium.

We are working to apply the same granular metrics and industry-wide standards for the measurement of video both on the Internet and through mobile devices, and are currently in a mobile trial with a major network to provide them with audience measurement for video, enhanced services and content and advertising on mobile phones.

On Demand Television

In just three years, Rentrak's OnDemand Essentials® service has gained critical mass with access to transactional viewing data from every major cable MSO in North America and Canada. Currently, OnDemand Essentials has 28 MSO data partners and more than 100 content provider clients, and has processed billions of transactions. Throughout fiscal 2008 and into the current fiscal year, we have continued to build our blue-chip MSO customer base. In May of this year, for example, we reached an important milestone with the signing of a multi-year VoD measurement deal with Cox Communications, the third largest cable television company in the country. Recently, we also announced a VoD deal with Rogers Cable in Canada, expanding our VoD reach outside the United States for the first time. At the same time, important content providers including BET Networks, the Cartoon Network, Martha Stewart Living Omnimedia and the Sundance Channel joined our on demand lineup and expanded our ability to establish more meaningful metrics that will ultimately provide better insight and understanding of VoD preferences across genres and content types. We believe that Rentrak's measurement and analytics capabilities will allow our partners to enhance their own business models by offering the best possible data by which they can make advertising-supported VoD a reality.

> It has long been acknowledged that video, particularly television, is the most powerful medium for communicating brand messages, and Rentrak's data transparency and measurement provides the information necessary to maximize the medium.

Cable operators are already deploying dynamic advertising insertion capabilities for video on demand and are now working together to standardize the ability of advertisers and their agencies to buy time across multiple operators and networks. VoD will provide the critical link between a traditional television ad and a longer form interactive ad, bringing the personal interactive experience of the Internet to cable television—a very valuable proposition for advertisers and agencies alike. The combination of OnDemand Essentials and our Ad Essentials™ service, currently in trial, allows us to help the industry refine the audience metrics and reporting techniques necessary to fully understand and benefit from on demand viewership.

Solid Financial Position

In addition to our operational progress, Rentrak posted financial results that were consistent with our expectations in fiscal 2008. We generated total revenue of $93.2 million, with corresponding operating income of $5.6 million and net income of $4.6 million, or $0.41 per diluted share. Our Advanced Media & Information (AMI) division continued its substantial growth trend during the year and contributed $10.4 million, or approximately 11% of total revenue, and generated positive income from its operations in fiscal 2008. Our Pay-Per-Transaction (PPT) home video business division produced revenue of $82.8 million, or nearly 89% of the company's total annual revenue, and provided the majority of our profitability in fiscal 2008.

Cash generated from our operating activities was $3.1 million and we had approximately $31.8 million in cash and short-term investments on our balance sheet at the end of the year with minimal debt. Our strong financial position should allow us to continue to fund and complete the fine-tuning of our world class, census-level linear television measurement system and position the company for sustainable long-term growth and increased value.

A Bright Future

We have systematically built Rentrak into a company that can capitalize on the many positive trends in entertainment media. While it will likely take additional time to fully realize our vision, we are hard at work establishing our position as the company that will revolutionize the future of television audience measurement. You can expect to see progress as we further penetrate the linear TV landscape while also solidifying our position in the home video, theatrical, VoD, broadband and mobile markets.

We are confident in our ability to meet the evolving needs of the entertainment industry and are energized by where the market is headed. Rentrak is well-positioned to drive increasing value to all of our stakeholders through continued innovation, hard work and determination.

Thank you for your continued support and stay tuned for what is sure to be an exciting journey.



Paul A. Rosenbaum

Chairman & Chief Executive Officer



Paul Rosenbaum
Chairman & CEO



Marty Graham
President, PPT Division



Cathy Hetzel
President, Advanced Media & Information Division



Ronald Giambra
Executive Vice President, Theatrical Worldwide



Paul Rosenbaum
Chairman & CEO



Judith G. Allen
Time Warner Cable



Thomas D. Allen
ACME Communications, Inc.



Kenneth Papagan
President & Chief Strategy Officer



Mark Thoenes
Executive Vice President &
Chief Financial Officer



Amir Yazdani
Executive Vice President, I T &
Chief Information Officer



Christopher Roberts
Senior Vice President,
Home Entertainment Media &
Information Services



Timothy Erwin
Senior Vice President,
Sales & Customer Relations



Cecil D. Andrus
Andrus Center for Public Policy
at Boise State University



George H. Kuper
Council of Great Lakes
Industries



Ralph R. Shaw
Shaw Management Company

Financial Summary

	Fiscal Year Ended March 31		
	2008	2007	2006
Consolidated Revenues			
PPT Division	$ 82,805	$ 97,899	$ 87,157
AMI Division	$ 10,383	$ 7,822	$ 6,126
Other Division	$ 0	$ 0	$ 0
Total Revenues	$ 93,188	$ 105,721	$ 93,283
Consolidated Net Income	$ 4,594	$ 5,887	$ 4,396
Diluted Earnings Per Share	$ 0.41	$ 0.53	$ 0.40
Diluted Shares Outstanding	$ 11,227	$ 11,170	$ 11,047
Closing Stock Price at March 31	$ 12.10	$ 15.63	$ 10.21
Balance Sheet Data at March 31			
Cash and Marketable Securities	$ 31,848	$ 33,456	$ 30,498
Line Of Credit	$ 0	$ 0	$ 0
Long-term Liabilities	$ 4,145	$ 2,338	$ 0

Numbers in thousands, except per share amounts

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: March 31, 2008
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: **0-15159**

RENTRAK CORPORATION
(Exact name of registrant as specified in its charter)

Oregon	**93-0780536**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7700 NE Ambassador Place, Portland, Oregon	**97220**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **503-284-7581**

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Stock Market LLC (NASDAQ Global Market)**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the last sales price ($13.79) as reported by the Nasdaq Global Market, as of the last business day of the Registrant's most recently completed second fiscal quarter (September 28, 2007), was $143,262,462.

The number of shares outstanding of the Registrant's Common Stock as of June 5, 2008 was 10,607,964 shares.

Documents Incorporated by Reference

The Registrant has incorporated into Part III of Form 10-K, by reference, portions of its Proxy Statement for its 2008 Annual Meeting of Shareholders.

RENTRAK CORPORATION
2008 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward Looking Statements

Certain information included in this Annual Report on Form 10-K (including Management's Discussion and Analysis of Financial Condition and Results of Operations regarding revenue growth, gross profit margin and liquidity) constitutes forward looking statements that involve a number of risks and uncertainties. Forward looking statements may be identified by the use of forward looking words such as "may," "will," "expects," "intends," "anticipates," "estimates" or "continues" or the negative thereof or variations thereon or comparable terminology. Our forward-looking statements are based on our current expectations and are subject to numerous risks and uncertainties. As such, our actual future results, performance or achievements may differ materially from the results expressed in, or implied by, our forward-looking statements. Please refer to Item 1A. Risk Factors in this Annual Report on Form 10-K for a discussion of reasons why our actual results may differ materially from our forward-looking statements. We assume no future obligation to update our forward-looking statements or to provide periodic updates or guidance.

Where You Can Find More Information

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 as amended ("Exchange Act"). We also make available, free of charge on our website at www.rentrak.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed electronically with the SEC. You can inspect and copy our reports, proxy statements and other information filed with the SEC at the offices of the SEC's Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of Public Reference Rooms. The SEC also maintains an Internet website at http://www.sec.gov/ where you can obtain most of our SEC filings. You can also obtain paper copies of these reports, without charge, by contacting Investor Relations at (503) 284-7581.

Overview

We operate in two business segments, our Pay-Per-Transaction ("PPT") operating division and our Advanced Media and Information ("AMI") operating division. Accordingly, we report certain financial information by individual segment.

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products and provides related rental and sales information for that content to home video specialty stores and other retailers, including grocery stores and convenience stores ("Retailers"), on a revenue sharing basis. Our PPT Division generated 88.9%, 92.6% and 93.4% of total revenues in fiscal 2008, 2007 and 2006, respectively.

Our AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services, which are no longer in the development stage. Our Essentials Suite™ software and services, offered primarily on a recurring subscription basis, provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients. Our AMI Division generated 11.1%, 7.4% and 6.6% of total revenues in fiscal 2008, 2007 and 2006, respectively.

Effective April 1, 2007, we realigned and moved our Direct Revenue Sharing ("DRS") line of business from the AMI Division to the PPT Division. Prior period information has been reclassified to conform to the current presentation. Our DRS services collect, track, audit and report the results of certain non-PPT retailers' direct revenue sharing activity to the respective suppliers under established agreements, on a fee for service basis with the respective suppliers.

PPT Division

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment products (DVDs, Blu-ray Discs, etc.) (collectively "Units") and related rental and sales information for those products to home video specialty stores and other Retailers, on a revenue sharing basis. We lease product from various suppliers, typically motion picture studios. Under our PPT System, Retailers sublease that product from us and rent it to consumers. Retailers then share a portion of the revenue generated from each retail rental and sale transaction with us and we share a portion of the revenue with the studio. Since we collect, process and analyze rental and sales information at the title level, we report that information to both the studio and the respective Retailers.

Pay-Per-Transaction System

We distribute Units principally to Retailers through our PPT System. The PPT System has various product programs that enable Retailers to obtain Units at a significantly lower cost per Unit than if they purchased the Units from traditional video distributors. Through our PPT system, Retailers are given monthly access to a wide selection of box office hits, independent releases and foreign films from the industry's leading suppliers.

After the Retailer is approved for participation in the PPT System, Units are subleased to the Retailer, generally for a low initial fee plus a percentage of revenues generated by the Retailer from rentals and/or sales to consumers. We retain a portion of most fees and remit the remainder to the appropriate motion picture studio or other licensee or owner of the rights to certain video programming content ("Program Suppliers") that hold the distribution rights to the Units. Due to the lower cost of "bringing Units in the door," Retailers generally obtain a greater number of Units under the PPT System than they would if they purchased Units directly from a traditional distributor. The intended benefit to the Retailer is a higher volume of rental transactions, as well as a reduction in capital cost and risk. The intended benefit to the Program Supplier is an increase in the total number of Units shipped, resulting in increased revenues and opportunity for increased profit. The intended benefit to the consumer is the potential of finding more copies of certain newly released hit titles and a greater selection of other titles at Retailers participating in the PPT System ("Participating Retailers").

Marketing and Relationships with Program Suppliers

We currently market our PPT System throughout the U.S. and Canada. This system greatly simplifies the landscape for each Program Supplier by consolidating the thousands of individual retailers participating in our PPT System into one business partner. Content providers negotiate one lease/service arrangement with us and our PPT System manages the rest, including marketing and sales of content to PPT retailers, order fulfillment, collection of point of sale ("POS") data, billing of revenue sharing fees and collection of payments.

During fiscal 2008, we offered titles from a number of Program Suppliers including, but not limited to: First Look Studios; Genius Products, Inc.; Lions Gate Films, Inc.; Maple Pictures Corp; Paramount Home Entertainment, Inc.; Sony Pictures Home Entertainment, Inc.; Twentieth Century Fox Home Entertainment, Inc.; Universal Studios Home Entertainment LLC; and Warner Brothers' New Line Home Entertainment division. Our arrangements with our Program Suppliers are of varying duration, scope and formality. In some cases, we have obtained Units pursuant to contracts or arrangements with Program Suppliers on a title-by-title basis and, in other cases, the contracts or arrangements provide that all titles released for distribution by such Program Supplier will be provided to us for the PPT System. Many of our agreements with Program Suppliers may be terminated upon relatively short notice. Therefore, there is no assurance that any of the Program Suppliers will continue to distribute Units through the PPT System, continue to have available for distribution titles which we can distribute on a profitable basis, or continue to remain in business. Even if titles are otherwise available from Program Suppliers, there is no assurance that they will be made available on terms acceptable to us.

During fiscal 2008, 2007 and 2006, we had several Program Suppliers that supplied product in excess of 10% of our total revenues as follows:

	2008	2007	2006
Program Supplier 1	17%	20%	8%
Program Supplier 2	17%	17%	15%
Program Supplier 3	15%	12%	16%
Program Supplier 4	12%	2%	-
Program Supplier 5	7%	16%	24%

There were no other Program Suppliers who provided product that generated 10% or more of our total revenues for the years ended March 31, 2008, 2007 or 2006. Our agreement with our fifth largest Program Supplier expired March 31, 2007. While we continued to receive product from one of their divisions, the amount as a percentage of revenues declined significantly in fiscal 2008. This Program Supplier entered into a new arrangement with us in April 2008 and will begin to supply Units to the PPT System in June 2008. Although management does not believe that the relationships with the remaining significant Program Suppliers will be terminated in the near term, a loss of any one of these suppliers could have an adverse effect on our financial condition and results of operations.

Certain Program Suppliers have requested, and we have provided, financial or performance commitments, including advances or guarantees, as a condition of obtaining certain titles. We determine whether to provide such commitments on a case-by-case basis, depending upon the Program Supplier's success with such titles prior to home video distribution and our assessment of expected success in home rental distribution. At March 31, 2008, we had such guarantees with four Program Suppliers in amounts totaling approximately $1.1 million. We expect to make these payments during the first two quarters of fiscal 2009. Most of these amounts were included in cost of sales during fiscal 2008, since we recognize these costs on each title's release date.

Distribution of DVDs and Blu-ray Discs

Our proprietary Rentrak Profit Maker Software (the "RPM Software") and Video Retailer Essentials Software (the "VRE Software") allow Participating Retailers to order Units through their POS system and provide the Participating Retailers with substantial information regarding all offered titles. Ordering occurs via a networked computer interface (RPM Software) or over the Internet (VRE Software). To further assist the Participating Retailers in ordering, we also produce a monthly product catalog ("Ontrak").

To be competitive, Participating Retailers must be able to rent their Units on the "street date" announced by the Program Supplier for the title. We contract with third-party fulfillment providers to distribute our Units via both ground and overnight air courier to assure continued delivery to Participating Retailers on or prior to the street date. The handling and freight costs of such distribution were approximately 3.3%, 3.2% and 3.8% of our cost of sales in fiscal 2008, 2007 and 2006, respectively.

Computer Operations

To participate in our PPT System, Participating Retailers must install Rentrak-approved computer software and hardware to process all of their rental and sale transactions. Our RPM Software resides on the Participating Retailer's POS computer system and transmits a record of PPT transactions to us over a telecommunications network. The RPM Software also assists the Participating Retailer in ordering newly released titles and in managing its inventory of Units.

Our information system processes these transactions and prepares reports for Program Suppliers and Participating Retailers. In addition, it determines variations from statistical norms for potential audit action. Our information system also transmits information on new titles and confirms orders made via the RPM Software at the Participating Retailer location.

Auditing of Participating Retailers
From time to time, we audit Participating Retailers in order to verify that they are reporting all rentals and sales of Units on a consistent, accurate and timely basis. Several different types of exception reports are produced weekly. These reports are designed to identify any Participating Retailers whose PPT business activity varies from our statistical norms. Depending upon the results of our analysis of these reports, we may conduct an in-store audit. Audits may be performed with or without notice and any refusal to allow such an audit can be cause for immediate termination from the PPT System. If audit violations are found, the Participating Retailer is subject to fines, audit fees, immediate removal from the PPT System and/or repossession of all leased Units.

Seasonality
We believe that the home video industry is somewhat seasonal because Program Suppliers tend to theatrically release their most promising movies during two periods of the year, early summer and during the holidays in the fourth calendar quarter. Since the release of movies to home video usually follows the theatrical release by approximately three to five months (although significant variations occur on certain titles), the seasonal peaks of movies for home video also generally occur just prior to and/or during the fourth quarter holidays and in late winter/early spring. We believe our volume of rental transactions and resulting revenues and earnings reflect, in part, this seasonal pattern. However, changes in the release of Program Suppliers' titles available to Participating Retailers and us may obscure any seasonal effect.

Competition
The PPT Division continues to be affected by the changing dynamics in the home video rental market. This market is highly competitive, constantly changing and influenced greatly by consumer spending patterns and behaviors. The end consumer has a wide variety of choices from which to select their entertainment content. Some examples include renting Units of product from our Participating Retailers, purchasing previously viewed Units from our Participating Retailers, ordering product via online subscriptions and/or online distributors, subscribing to at-home movie channels, purchasing and owning the Unit directly or selecting an at-home "pay-per-view" option and/or "on demand" content. Our PPT system focuses on the traditional "brick and mortar" retailer serviced by a distributor on a wholesale basis: for example, a Retailer purchases Units from a distributor and then offers the Units for rental or sale to the general public. As described in greater detail above, our PPT System offers Participating Retailers an alternative method of obtaining Units. Accordingly, we face intense competition from all of the traditional distributors, including Ingram Entertainment, Inc., Video Product Distributors, Inc. and Entertainment One. These and other traditional distributors have extensive distribution networks, long-standing relationships with Program Suppliers and Retailers, and, in some cases, significantly greater financial resources than us. In the past, certain traditional distributors offered Units to Retailers on a revenue sharing basis. However, to our knowledge, none do so today.

We also face direct competition from the Program Suppliers. All major Program Suppliers sell Units directly to major Retailers, including Blockbuster, the world's largest chain of home video specialty stores, and to online movie rental subscription services, such as Netflix. We believe many of the major Program Suppliers have direct revenue sharing arrangements with Blockbuster and Movie Gallery, the world's second largest chain of home video specialty stores, which includes Hollywood Entertainment. We also believe that certain Program Suppliers have executed direct revenue sharing agreements with several other large Retailers and online movie rental subscription services. We do not believe that the Program Suppliers have executed direct revenue sharing agreements with other smaller Retailers, but there can be no assurance that they will not do so in the future.

We also compete with businesses that use alternative distribution methods to provide video entertainment directly to consumers, such as the following: (1) online movie rental subscription services (2) direct broadcast satellite transmission systems; (3) traditional cable television systems; (4) pay-per-view cable television systems; (5) video-on-demand, or VOD; and (6) delivery of programming via the Internet. Technological improvements in any of these distribution methods, perceived greater convenience by customers, as well as lower pricing models, may make these options more attractive to consumers and thereby materially diminish the demand for Unit rentals. Such a consequence could have a material adverse effect on our results of operations and financial condition.

Direct Revenue Sharing (DRS)
Our DRS service, managed through our "RevShare Essentials" system, is tailored to meet the needs of major studios (20th Century Fox Home Entertainment, Paramount Pictures Home Entertainment, Warner Home Video, etc.) and major independent program suppliers (Lions Gate Films, Starz Entertainment, etc.) (collectively "DRS clients") who provide home entertainment content directly to large brick-and-mortar and online retailers (Blockbuster Entertainment, Movie Gallery, Netflix, etc.) (collectively "DRS retailers") on a revenue sharing basis. For each DRS client, we collect, process, audit, summarize and report the number of rental and previously viewed sales transactions and corresponding retail revenue generated on each title distributed to each DRS retailer on a revenue sharing basis. We also provide in-depth Inventory tracking including by Title, Retailer and by store. Additionally, we conduct periodic physical audits of DRS retailers, using multiple methods of validation and recovery, to insure all DRS inventory is utilized in a manner consistent with the terms of its revenue sharing arrangement with our DRS client.

Our only direct competitor is SuperComm, Inc., a small subsidiary of Sony Pictures Home Entertainment ("SPHE"). SuperComm was originally founded in 1991 as a third-party revenue sharing provider to the supermarket segment of the home entertainment business. It was later sold to SPHE, which now relies on it for the services (collection, auditing, analysis, configuring and reporting of data) it requires to manage its DRS relationships. We do not believe that SuperComm provides DRS services to any home entertainment content providers other than SPHE.

There are a number of risks that may adversely affect the size and profitability of our DRS business. First and foremost, our business is dependent on the DRS clients maintaining DRS relationships with the DRS retailers. Should the DRS clients end their DRS relationships, they would have no need for our DRS service. Second, our current DRS clients could decide to invest the resources necessary to provide DRS services internally. Third, SPHE could decide to improve SuperComm's service offering, and successfully compete for one or more of our DRS clients. Lastly, if the overall size of the home entertainment rental market contracts significantly, and/or the large brick-and-mortar and online retailers' share of the overall rental market declines significantly, as it did when Movie Gallery closed a substantial number of stores, the amount of data we process and audit on behalf of our DRS clients would also be reduced, resulting in a corresponding decrease in our DRS revenues.

Formovies.com
Formovies.com is a website designed and hosted by us, and dedicated to assist consumers in finding a local video store where they can rent and/or purchase the video products they want. Consumers can find a particular movie of their choice by searching on various attributes of that title.

AMI Division

The AMI Division concentrates on expanding the customer base of our Essentials Suite™ of business information services offered primarily on a recurring subscription basis. Through patent pending software systems and business processes, we provide clients services from our Essentials Suite™.

Essentials Suite™
Currently included in the Essentials Suite™ are the following:

- Box Office Essentials™ for reporting domestic and international gross receipt theatrical ticket sales;
- OnDemand Essentials™ for measuring and reporting anonymous video on demand ("VOD") usage data;
- Supply Chain Essentials™ for managing the flow of products and funds at every point in the supply chain until the product reaches the consumer; and
- Home Entertainment Essentials™ for reporting retail sales and rental data on DVDs and related products across the U.S. and Canada.

Box Office Essentials™
Box Office Essentials™ primarily reports domestic and international theatrical gross receipt ticket sales to motion picture studios ("BOE clients") and movie theater owners. Rentrak provides BOE clients with access to box office performance data pertaining to specific motion pictures and movie theater circuits, both real-time and historical. Data is currently collected for virtually all movie theaters in North America, Guam and Puerto Rico and is primarily obtained via electronic connectivity to theater box offices. BOE clients include Walt Disney, Twentieth Century Fox, Paramount Pictures, Sony, Universal and Warner Brothers.

Box Office Essentials continues to expand internationally. The international customer base will initially focus on the international distributor community, much as the domestic service successfully targeted motion picture studios in Hollywood, California. In order to successfully implement our current expansion plan, we will require more information technology resources to support the compilation of data content from various territories throughout the world as well as our data processing center located in our Portland office.

Our primary competitor is Nielsen EDI, which is a service of Nielsen Entertainment and part of VNU Media Measurement & Information. A principal difference between our products and our competitor's is our use of technology to drive content acquisition and real-time data polling from content providers. Since the market in which we operate is comprised of a small number of major customers, client relations and retention are critical. Our competitor has significantly greater financial resources than us, which could enable it to surpass our technological advancements. This, combined with brand name recognition and the long-standing relationships between Nielsen and our BOE clients, could have a material adverse effect on our ability to grow this line of business.

On Demand Essentials™
OnDemand Essentials™ ("ODE") provides cable operators, content providers (including broadcast/cable networks and studios) and advertisers with a transactional tracking and reporting system to view and analyze on-demand content. The service utilizes a Web-based, near real-time reporting system that provides clients with instant access to the crucial information needed to track on demand content, trends, consumer behavior and more. Our ODE Content Provider site enables users to view and analyze on-demand content across all cable multiple system operators ("MSOs") with whom we have agreements in place. Through a secure, browser-based application, ODE users have access to current and historical market-level and individual content performance.

Participating distributors using this service represent over 90% of Video OnDemand ("VOD") enabled homes including all but one of the top multiple system operators who offer on demand television. As of March 2008, we had over 90 network and studio clients for the service. Rentrak is the leader in on-demand television measurement, setting the stage for expansion of our services to traditional television, broadband and mobile.

Our primary competitor is Nielsen. Nielsen has announced its commercial launch of its Nora (Nielsen On Demand Reporting and Analytics) service. We continue to add MSO partners and, with current market penetration greater than 90%, we have a significant advantage at present. The market is not likely, however, to continue to permit exclusivity by a single service provider long term. Our competitor has significantly greater resources than us, which could lead to pricing pressures on us in the market place. Additionally, if we are not able to increase fees for the services we provide to our current client base, our ability to achieve revenue growth could be adversely affected. These factors, if they occur, could have a material adverse effect on our ability to grow this line of business as well as on our results of operations and financial position.

Supply Chain Essentials™
Supply Chain Essentials™ ("SCE") is supply chain management software developed by us which allows clients to manage the flow of products and funds at every point in the supply chain until the product reaches the consumer. It does not depend on any third party code. We host the software for customers' access under an application service provider's model and license its use. A typical client for SCE is any company that receives orders (business to business or business to consumer), maintains warehouses

and issues purchase orders to vendors. We are targeting potential clients through both direct sales and strategic alliances with established logistics and supply chain entities.

Companies like SAP, Oracle, Manhattan Associates, High Jump and Red Prairie already offer logistics and supply chain software. To various degrees, these types of software solutions require specialized personnel and IT infrastructure with a relatively high initial investment, making the solution cost prohibitive for smaller to mid-sized companies. Since we host our software, our clients generally pay a monthly service fee which is significantly lower than our competitors' pricing, making our offering more attractive to a broader range of customers. Furthermore, our software provides web presence to traditional retail companies, known as "brick and mortar" companies, as well as integration with their existing software infrastructure.

Home Entertainment Essentials™

Home Entertainment Essentials™ provides accurate and comprehensive retail sales and rental data on DVD, UMD, Blu-ray Disc and video games. Through two separate web-based applications, Home Entertainment Essentials users can access current weekly and historical title and market level consumer sales and rental grosses to competitively benchmark industry performance.

Our rental application measures DVD and video game rentals from brick-and-mortar, kiosk and online channels across North America. We cover approximately 50% of the video specialty retailers within the United States, and approximately 90% in Canada. Clients have 24/7 web-access to current weekly market and title-level projection data on consumer rental spending and activity. Additionally, clients have access to historical data dating back to 2001. Clients include all the home entertainment divisions of the major and mini-major Hollywood studios such as Warner Home Video, Buena Vista Home Entertainment (Disney), Paramount/DreamWorks Home Entertainment, Universal Studios Home Entertainment, Sony Pictures Home Entertainment, 20th Century Fox Home Entertainment, New Line Cinema Home Entertainment, Lionsgate Entertainment, Walden Media, The Weinstein Company, and Vivendi Visual Entertainment. Microsoft Corporation has been a long-time subscriber to Home Entertainment Essentials'™ video game data.

Home Entertainment Essentials™ data is published in the industry trade magazines Video Business, Daily Variety, Home Media Retailing and Billboard Magazine, as well as USA Today, The New York Times online and Entertainment Weekly.

Competitors include Adams Media Research and Home Media Retailing Research. The main difference between our services and those of our competitors is that we collect daily POS bar code scan data from video retailers, which we believe provides a more reliable sample base and greater accuracy.

Our retail application primarily reports North American national consumer sales estimates of DVDs, Blu-ray Discs and Universal Media Disks ("UMDs") to motion picture studios and retailers. We provide our clients with access to national consumer sales estimates at the industry level, by format and at the title level. Data is collected from thousands of retail locations in North America via weekly data feeds and projected nationally. Existing clients for the retail application include motion picture studios, talent agencies, production companies and others.

Other Division

The Other Division includes revenue relating to other products and/or services which are still in the development stage, including AdEssentials™, which will capture census-level data regarding viewing patterns of on-demand advertising for reporting to marketers and advertising agencies, and Multi-Screen Essentials™, which will track entertainment viewing content in the multi-screen viewing environment across multiple platforms. The completion date for these new services is dependent upon the capabilities of various industry participants and is contingent upon the availability of the data from those participants, the successful testing and processing of automated data feeds, as well as the timing of receipt of those data feeds.

Multi-Screen Essentials™
We are developing a comprehensive suite of analytical tools related to tracking content in the multi-screen viewing environment. For example, our TV Essentials product, which is currently in beta, is processing data from over 2.0 million digital set top boxes to analyze traditional television programs and advertising on a second by second basis. TV Essentials, in conjunction with OnDemand Essentials™, will enable us to expand our services to newer forms of media delivery, such as cell phones and the Internet. With each new product launched, we expect to secure additional revenue from our current customer base, while expanding the markets for our services.

Significant Customers

There were no customers that accounted for 10% or more of our total revenue in fiscal 2008, 2007 or 2006.

Trademarks, Copyrights, Proprietary Rights and Patents

We have registered our "RENTRAK," "PPT," "Pay Per Transaction," "Entertainment Essentials," "Box Office Essentials," "Home Video Essentials," "Home Entertainment Essentials," "Supply Chain Essentials," "On Demand Essentials," "Video Game Essentials," "Retail Essentials," "AdEssentials," "Business Intelligence Essentials," "TV Essentials," "ForMovies," "ForMovies.com," "Ontrak," "RPM" and other marks under federal trademark laws. We have applied for and obtained registered status in several foreign countries for many of our trademarks. We have filed applications to register additional marks in the "Essentials" trademark family. Our trademark registrations will remain valid for an unlimited period, as long as we continue using the trademarks in commerce or as long as we intend to resume use of the mark during any period of non-use. We claim a copyright on our RPM Software and consider it to be proprietary. We have also filed notice and claim a copyright on our Essentials software. Our copyright in our software is expected to last for at least 95 years from the first sale or licensing of the software. Our trademarks, copyrights and other proprietary rights give us the power to prevent competitors from competing with us unfairly. We believe that our intellectual property is important to our marketing efforts and the competitive value of our services and we intend to take appropriate action to halt any infringement and protect against improper usage.

We have applied for patents related to certain of our proprietary technologies, primarily for our Essentials Suite™ of products. We believe our proprietary technologies provide us with advantages over our competitors' technologies.

Employees

As of March 31, 2008, including all subsidiaries, we employed 235 full-time employees and 27 part-time employees. We consider our relations with our employees to be good.

Financial Information About Industry Segments

See Note 15 of Notes to the Consolidated Financial Statements for information regarding our business segments and revenue by product line.

Geographic Information

Most of our revenues are generated within the U.S. and Canada, with Canada accounting for less than 10% of total revenues. All of our long-lived assets are located within the United States.

ITEM 1A. RISK FACTORS

If our efforts to attract, retain and grow our base of Participating Retailers are not successful, our operations may be adversely affected.

The success of our current PPT Division business depends on traditional "brick and mortar" retailers actively participating in our PPT System. Declines in the numbers of Participating Retailers and the volumes of Units leased by Participating Retailers from us could ultimately lead to reductions in revenue and have an adverse impact on our results of operations, financial condition and cash flows.

Our Participating Retailers could establish relationships with Program Suppliers and enter into direct revenue sharing agreements.

If our Participating Retailers formed direct revenue sharing relationships with Program Suppliers, the need for our PPT system would be greatly reduced, which could have an adverse impact on our business, financial condition and liquidity.

If the financial stability of our Participating Retailers and their performance of their obligations under our PPT System declines, our results of operations, financial condition and cash flows may be adversely impacted.

Our ultimate success is highly dependent on the successful operations of our Participating Retailers. If their business declines due to changes in customer behavior, competition, management issues or other factors, they may be unable to meet their financial obligations to us. This could negatively affect our results of operations, financial condition and cash flows.

A loss of a significant Program Supplier, our ability to retain our base of Participating Suppliers along with the quality and volumes of content they provide, and adverse changes in terms of our revenue sharing agreements with Program Suppliers could result in a decline in revenues and results of operations and have an adverse impact on our financial condition.

We rely on our Program Suppliers for Units we sublease to Participating Retailers. A decrease in the number of Program Suppliers participating in our system, a decline in the financial stability of our Program Suppliers and/or a decline in the quality and volume of the content they produce could result in a reduction in overall Units available to Participating Retailers. Additionally, many of our agreements with Program Suppliers may be terminated upon relatively short notice. Therefore, there is no assurance that any of the Program Suppliers will continue to distribute Units through the PPT System, continue to have titles available which we can distribute on a profitable basis, or continue to remain in business. Even if titles are otherwise available from Program Suppliers, there is no assurance that they will be made available on terms acceptable to us. A loss of any of our significant suppliers or a change in any one of the above conditions could have a material adverse effect on our financial condition, results of operations and liquidity.

If our efforts to attract, retain and grow our base of clients who subscribe to our Essentials™ services are not successful, we may not be able to expand those lines and our operations may be adversely affected.

The success of our AMI Division depends on effective software solutions, marketing, sales and customer relations in regards to existing services as well as our clients' acceptance of future enhancements and new services. If we are unable to retain existing clients and/or secure new clients, our operating costs may exceed our revenues, which could have an adverse impact on our results of operations, financial condition, cash flows and liquidity.

We may be unable to obtain requisite data and other content to source our systems which provide our Essentials™ services.

Our Essentials™ services rely on data which is collected from a wide variety of sources. Once received, the data must be reviewed, processed and, at times, converted to our required file format. If we are unable to obtain quality data feeds and/or process that data timely, we may not be able to meet the needs of our clients. Thus, we could lose clients, which would have an adverse impact on our ability to grow our Essentials™ lines of business, which could have an adverse impact on our results of operations, financial condition, cash flows and liquidity.

Our Essentials™ services are highly dependent on Information Technology resources.

If we are unable to attract, hire and retain high quality information technology personnel at reasonable rates, we may not be able to timely meet the needs of existing clients and may not be able to enhance existing services or develop new lines of business. This could have an adverse effect on our results of operations, financial condition, cash flows and liquidity.

The market for on demand advertising has been slow to develop and may not grow for several years.

The success of our on demand ad tracking module is dependent on the market adoption of on demand advertising, the rollout of dynamic ad insertion technology by the operator and the automation of files regarding the location of advertising in on demand content. If the market does not evolve, we risk failing to meet our internal financial projections, resulting in an inability to recoup our investment.

Multi-Screen Essentials™ faces competition from companies with significantly greater resources than us and the marketplace may be slow in adapting to the new technology, which could negatively affect the future prospects for Multi-Screen Essentials™.

Our primary competitors currently are Nielsen, TNS (Taylor Nelson Sofres) and GFK Equity Research. However, the marketplace has indicated that our census-driven technology service solutions are superior and outpace those solutions developed to date by our competitors. Each of these competitors has significantly greater resources than us, which could allow them to become more formidable competitors with enhanced technology service solutions. Additionally, the data providers may be reluctant or ultimately decide not to grant us adequate access to their digital transaction data. The owners of the data may impose more restrictions on the use and reporting of that data, which may make it difficult to realize the full extent of viable services we anticipate. The marketplace (e.g. advertisers, advertising agencies and television networks) may be reluctant to adopt a new standard of viewership measurement. These factors, if they occur, could have a material adverse effect on our ability to grow this line of business as well as on our results of operations, cash flows and financial position.

Our DRS business is dependent on the studios maintaining direct revenue sharing relationships with the largest brick-and-mortar and online retailers.

We currently collect, process, audit, summarize and report transactional data relating to rental and sales activity of Units at very large traditional and online retailers who have revenue sharing agreements directly with major studios. There are a number of risks that may adversely affect the size and profitability of our DRS business. First and foremost, our business is dependent on the DRS clients maintaining DRS relationships with the DRS retailers. Should the DRS clients end their DRS relationships, they would have no need for our DRS service. Second, our current DRS clients could decide to invest the resources necessary to provide DRS services internally. Third, SPHE could decide to improve SuperComm's service offering, and successfully compete for one or more of our DRS clients. Lastly, if the overall size of the home entertainment rental market contracts significantly, and/or the large brick-and-mortar and online retailers' share of the overall rental market declines significantly, as it did when Movie Gallery closed a substantial number of stores, the amount of data we process and audit on behalf of our DRS clients would also be reduced, resulting in a corresponding decrease in our DRS revenues.

These, and other, factors could potentially reduce the need for our services and the quantity of data we process, which would negatively affect our results of operations, financial condition and liquidity.

We face intense competition in the markets in which we operate and those in which we are currently developing new service offerings.

Some of our competitors have extensive distribution networks, long-standing relationships with our suppliers and customers, stronger brand name recognition and significantly greater financial resources than us. These factors may enable our competition to have increased bargaining and purchasing power relating to resources that could enable them to operate in a more cost effective manner and/or to surpass our technological advancements. This could have a material adverse effect on our ability to grow our lines of business.

Our PPT business is greatly influenced by 1) technological advancements, 2) consumer behaviors and demand; and 3) changes in the industries in which we operate.

The markets in which our PPT division operates are highly competitive, rapidly changing and influenced greatly by consumer spending patterns and behaviors. The end consumer has a wide variety of choices from which to select their entertainment content. Some examples include renting Units of product from our Participating Retailers, ordering product directly via online subscriptions and/or online distributors, subscribing to at-home movie channels, purchasing and owning the Unit directly or selecting an at-home "pay-per-view" option. Our systems primarily rely on the end consumer choosing to rent Units from traditional "brick and mortar" retailers. Technological advancements, changes in distribution methods as well as lower pricing models may make other options more attractive to consumers and thereby materially diminish the demand for obtaining Units via traditional retailers. Such a consequence could have a material adverse effect on our results of operations and financial condition.

Our services are highly dependent on the effective and efficient usage of technology and our overall information management infrastructure.

If we are unable to acquire, establish and maintain our information management systems to ensure accurate, reliable and timely data processed in an efficient and cost effective manner, we may not be able to meet the needs of existing clients and may not be able to enhance existing services or develop new lines of business. This could have an adverse effect on our business and long-term growth.

The loss of our executive officers and key employees could have an adverse impact on our business and development initiatives.

We believe that the development of our business has been, and will continue to be, dependent on certain key executives and employees of Rentrak. The loss of any of these individuals could have a material adverse effect upon our business and development, and there can be no assurance that adequate replacements could be found in the event of their unavailability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We maintain our headquarters in Portland, Oregon where we lease 55,500 square feet of office space. The lease for this space expires on December 31, 2016. We amended this lease and, effective February 1, 2009, we will lease a total of 58,800 square feet. We also maintain an office in Los Angeles, California where we lease 4,000 square feet of space utilized for our Box Office Essentials business. The lease for this space expires in July 2009. We anticipate that these spaces will be adequate for our near-term business needs.

ITEM 3. LEGAL PROCEEDINGS

We may, from time to time, be a party to legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, the amount of any ultimate liability with respect to these potential actions is not expected to materially affect our financial condition or results of operations. We currently have no material outstanding litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price and Dividends

Our common stock, $.001 par value, is traded on the NASDAQ Global Market, where its prices are quoted under the symbol "RENT." As of June 5, 2008 there were approximately 219 holders of record of our common stock.

The following table sets forth the reported high and low sales prices of our common stock for each of the quarters in the last two fiscal years as regularly quoted on the Nasdaq Global Market:

Fiscal 2008	High	Low
Quarter 1	$ 16.45	$ 13.70
Quarter 2	15.37	10.56
Quarter 3	16.15	13.10
Quarter 4	14.45	9.95

Fiscal 2007	High	Low
Quarter 1	$ 12.58	$ 9.50
Quarter 2	12.42	9.72
Quarter 3	16.25	10.19
Quarter 4	16.50	13.92

Holders of our common stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued.

No cash dividends have been paid or declared during the last nine fiscal years. The present policy of the Board of Directors is to retain earnings to provide funds for operation and expansion of our business. We do not intend to pay cash dividends in the foreseeable future.

Issuer Repurchases of Equity Securities

We repurchased the following shares of our common stock in open market transactions during the fourth quarter of fiscal 2008 pursuant to our previously-announced repurchase program:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under the plan
January 1, to January 31	92,693	$11.67	390,764	609,236
February 1 to February 29	24,807	10.95	415,571	584,429
March 1 to March 31	60,728	11.15	476,299	523,701
Total	178,228	11.39	476,299	523,701

The stock repurchase plan, which was approved by our Board of Directors in January 2006 for a total of 1.0 million shares, does not have an expiration date.

Securities Authorized for Issuance

Information regarding securities authorized for issuance under equity compensation plans is included in Item 12.

Stock Performance Graph

This chart compares the five year cumulative total return on our common stock with that of the Nasdaq U.S. index, and a group of peer companies selected by us. The chart assumes $100 was invested on March 31, 2003, in our common stock, the Nasdaq U.S. index and the peer group, and that any dividends were reinvested. The new peer group is composed of companies within the video distribution business as follows: Hastings Entertainment, Inc., Blockbuster, Inc. and Netflix, Inc. The old peer group also included Movie Gallery, Inc., which is currently in bankruptcy; accordingly, we believe the new peer group is more representative because it excludes Movie Gallery. The peer group index utilizes the same methods of presentation and assumptions for the total return calculation as does Rentrak and the Nasdaq U.S. Index. All companies in the peer group index are weighted in accordance with their market capitalizations.


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Rentrak Corporation
NASDAQ Composite
New Peer Group
Old Peer Group

Company/Index	Base Period 03/31/03	Indexed Returns Year Ended 03/31/04	03/31/05	03/31/06	03/31/07	03/31/08
Rentrak Corporation	$100.00	$170.62	$215.56	$198.64	$304.09	$235.41
Nasdaq U.S. Index	100.00	151.41	152.88	181.51	190.24	177.63
New Peer Index	100.00	198.70	93.77	114.67	113.30	133.07
Old Peer Index	100.00	169.77	116.15	97.17	98.11	108.95

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended March 31,				
Statement of Operations Data[1]	2008	2007	2006	2005	2004
Revenues:					
PPT Division	$82,805	$97,899	$87,157	$93,697	$70,289
AMI Division	10,383	7,822	6,126	4,818	3,219
Other Division[2][3]	-	-	-	23	4,624
Total revenues	93,188	105,721	93,283	98,538	78,132
Cost of sales	61,814	72,242	65,111	69,882	60,090
Gross margin	31,374	33,479	28,172	28,656	18,042
Operating expenses:					
Selling and administrative expense	25,683	25,188	22,241	20,046	16,357
Net loss from litigation settlements	-	-	-	225	-
Asset impairment	85	-	-	27	-
Total operating expenses	25,768	25,188	22,241	20,298	16,357
Income from operations	5,606	8,291	5,931	8,358	1,685
Other income, net	1,651	1,514	1,014	322	233
Income from continuing operations before income tax provision and loss from discontinued operations	7,257	9,805	6,945	8,680	1,918
Income tax provision	(2,663)	(3,918)	(2,549)	(3,437)	(479)
Income from continuing operations	4,594	5,887	4,396	5,243	1,439
Loss from discontinued operations	-	-	-	-	(129)
Net income	$ 4,594	$ 5,887	$ 4,396	$ 5,243	$ 1,310
Basic income per share from continuing operations	$ 0.43	$ 0.55	$ 0.42	$ 0.52	$ 0.15
Basic loss per share from discontinued operations	-	-	-	-	(0.01)
Basic net income per share	$ 0.43	$ 0.55	$ 0.42	$ 0.52	$ 0.14
Diluted income per share from continuing operations	$ 0.41	$ 0.53	$ 0.40	$ 0.49	$ 0.14
Diluted loss per share from discontinued operations	-	-	-	-	(0.01)
Diluted net income per share	$ 0.41	$ 0.53	$ 0.40	$ 0.49	$ 0.13
Shares used in per share calculations:					
Basic	10,728	10,632	10,575	10,081	9,600
Diluted	11,227	11,170	11,047	10,592	10,119

	March 31,				
	2008	2007	2006	2005	2004
Balance Sheet Data[1]					
Working capital	$41,043	$37,924	$ 30,796	$ 25,802	$ 14,633
Total assets	57,149	60,016	54,217	45,083	36,203
Long-term liabilities	4,145	2,338	-	51	235
Stockholders' equity	43,672	41,335	35,411	29,933	18,796

(1) Certain amounts for fiscal 2007 and 2006 and as of March 31, 2007 and 2006 were revised due to prior period corrections. See Note 16 of Notes to Consolidated Financial Statements for additional information.
(2) Other Division revenue in fiscal 2004 primarily represents revenue from our fulfillment center, 3PF.com, which was sold in fiscal 2004.
(3) We did not have any revenues from our Other Division in fiscal 2008 or 2007 as Supply Chain Essentials™, OnDemand Essentials™ and Retail Essentials™ (which is now part of Home Entertainment Essentials™) moved from the Other Division to the AMI Division during the first quarter of fiscal 2007. Accordingly, revenue related to these products in 2006, 2005 and 2004 was reclassified to the AMI Division for comparison purposes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Trends

Our corporate structure includes separate Pay-Per-Transaction ("PPT") and Advanced Media and Information ("AMI") operating divisions and, accordingly, we report certain financial information by individual segment under this structure.

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products (DVDs, Blu-ray Discs, etc.) and related rental and sales information for the content to home video specialty stores and other retailers, on a revenue sharing basis. We lease product from various suppliers, typically motion picture studios. Under our PPT System, retailers sublease that product from us and rent it to consumers. Retailers then share a portion of the revenue from each retail rental transaction with us and we share a portion of the revenue with the studio. Since we collect, process and analyze rental and sales information at the title level, we report that information to both the studio and the respective retailers.

Effective April 1, 2007, we moved our Direct Revenue Sharing ("DRS") line of business from the AMI Division to the PPT Division. Prior period information has been reclassified to conform to the current presentation. Our DRS services collect, track, audit and report the results of DRS retailers, such as Blockbuster Entertainment, Movie Gallery and Netflix, to the respective DRS client under established agreements on a fee for service basis.

Our AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services. Our Essentials Suite™ software and services, offered on a recurring subscription basis, provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients.

The PPT Division

The financial results from the PPT Division continue to be affected by the changing dynamics in the home video rental market. This market is highly competitive and influenced greatly by consumer spending patterns and behaviors. The end consumer has a wide variety of choices from which to select their entertainment content. Some examples include renting Units of product from our Participating Retailers or other Retailers, purchasing previously viewed Units from our Participating Retailers or other Retailers, ordering product via online subscriptions and/or online distributors, subscribing to at-home movie channels, purchasing and owning the Unit directly, or selecting an at-home "pay-per-view" or "on-demand" option. Our PPT system focuses on the traditional "brick and mortar" retailer. We believe that our system successfully addresses the many choices available to consumers and affords our Participating Retailers the opportunity to stock their stores with a wider selection of titles and a greater supply of popular box office releases. Most of our arrangements are structured so that the Participating Retailers pay minimal upfront fees and lower per transaction fees in exchange for ordering Units of all titles offered by a particular Program Supplier (referred to as "output" programs). Since these programs usually result in more overall Units rented, our Participating Retailers' revenue and the corresponding share with the studios have increased. These programs are, in part, an economic response to the changing dynamics of the home video rental market. We expect the growth of these output programs to continue, and believe that they will be financially beneficial for the Participating Retailers, Program Suppliers and us.

Our base of Participating Retailers continues to be strong and we are implementing strategies to obtain new Participating Retailers and Program Suppliers, as well as assist in the growth of our current Participating Retailers, in an effort to further stabilize and grow our overall PPT revenue and earnings streams.

Our agreement with our fifth largest Program Supplier expired March 31, 2007. While we continued to receive some new product from a division of that Program Supplier during fiscal 2008, the amounts were significantly less due to the loss of the other divisions. This Program Supplier entered into a new arrangement with us in April 2008 and will begin to supply Units to the PPT System in June 2008. We continue to be in good standing with our remaining Program Suppliers and we make on-going efforts to enhance those business relationships through improvement of current services offered and the development of new service offerings.

We are also continually seeking to develop business relationships with new Program Suppliers. In November 2005, based on our successful involvement with a major studio in Canada, we entered into a revenue sharing agreement with that studio's U.S. operator, which extends product offerings to Participating Retailers in the U.S. This agreement was effective for titles released beginning in January 2006, giving our U.S. Participating Retailers access to the large volume of high quality entertainment that this major studio has been delivering for years, and yielding 17% of our total revenues in fiscal 2008. Also, in October 2006, we began offering product from a major studio to our U.S. Participating Retailers, yielding 12% of our total revenues in fiscal 2008. Two additional Program Suppliers represented 17% and 15%, respectively, of our total revenues in fiscal 2008. As is typical of our agreements with Program Suppliers, most of our relationships with these Program Suppliers may be terminated without cause upon thirty days' written notice by either party.

AMI and Other Divisions
We are also allocating significant resources towards our business information service offerings, both those services that are currently operational as well as those that are in various stages of development. Our suite of business information services has been well received in the various targeted markets to date, as our offerings fit well with the needs identified by those market participants. Our Essentials™ business information service offerings which are fully operational and no longer in significant stages of development, realized a revenue increase of 32.7% during fiscal 2008 compared to fiscal 2007. We intend to continue to invest in our existing, as well as new, business information services in the near-term as we expand the markets we serve and our service lines. The cost of these investments will likely lower our earnings. Longer-term, we believe these services will provide significant future revenue and earnings streams and contribute to our overall success.

Sources of Revenue

Revenue by segment includes the following:

PPT Division

- order processing fees generated when Units are ordered by, and distributed to, retailers;
- transaction fees generated when retailers rent Units to consumers; additionally, certain arrangements include guaranteed minimum revenues from our customers; we recognize the guaranteed minimum revenue on the street (release) date in accordance with Statement of Position 00-2, "Accounting by Producers or Distributors of Films," ("SOP 00-2") provided all other revenue recognition criteria are met;
- sell-through fees generated when retailers sell previously-viewed rental Units to consumers;
- buy-out fees generated when retailers purchase Units at the end of the lease term; and
- DRS fees from data tracking and reporting services provided to Program Suppliers.

AMI Division

- subscription fee revenues from Box Office Essentials™;
- subscription fee revenues from Home Entertainment Essentials™;
- subscription fee revenues from Supply Chain Essentials™; and
- subscription fee revenues from OnDemand Essentials™.

Other Division

- revenue relating to other products and/or services which are still in the development stage, including AdEssentials™, which will capture census-level data regarding viewing patterns of on-demand advertising for reporting to marketers and advertising agencies, and Multi-Screen Essentials™, which will track entertainment viewing content in the multi-screen viewing environment across multiple platforms.

Results of Operations

(Dollars in thousands)	Year Ended March 31, [1] 2008 Dollars	2008 % of revenues	2007[2] Dollars	2007[2] % of revenues	2006[2] Dollars	2006[2] % of revenues
Revenues:						
PPT Division	$ 82,805	88.9%	$ 97,899	92.6%	$ 87,157	93.4%
AMI Division	10,383	11.1	7,822	7.4	6,126	6.6
	93,188	100.0	105,721	100.0	93,283	100.0
Cost of sales	61,814	66.3	72,242	68.3	65,111	69.8
Gross margin	31,374	33.7	33,479	31.7	28,172	30.2
Operating expenses:						
Selling and administrative	25,683	27.6	25,188	23.8	22,241	23.8
Asset impairment	85	0.1	-	-	-	-
	25,768	27.7	25,188	23.8	22,241	23.8
Income from operations	5,606	6.0	8,291	7.8	5,931	6.4
Other income (expense):						
Interest income	1,517	1.6	1,521	1.4	1,016	1.1
Interest expense	(10)	-	(7)	-	(2)	-
Other income, net	144	0.2	-	-	-	-
	1,651	1.8	1,514	1.4	1,014	1.1
Income before income tax provision	7,257	7.8	9,805	9.3	6,945	7.4
Income tax provision	2,663	2.9	3,918	3.7	2,549	2.7
Net income	$ 4,594	4.9%	$ 5,887	5.6%	$ 4,396	4.7%

(1) Percentages may not add due to rounding.

(2) Revenue amounts for fiscal 2007 and 2006 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008. Certain fiscal 2007 and 2006 amounts were also revised for the correction of prior period errors. See Note 16 of Notes to Consolidated Financial Statements for additional information on the prior period errors.

Certain results of operations information by segment was as follows:

	PPT	AMI	Other[1]	Total
Year Ended March 31, 2008				
Sales to external customers	$ 82,805	$ 10,383	$ -	$ 93,188
Depreciation and amortization	86	710	637	1,433
Income (loss) from operations	15,216	1,458	(11,068)	5,606
Year Ended March 31, 2007				
Sales to external customers	$ 97,899	$ 7,822	$ -	$ 105,721
Depreciation and amortization	49	1,257	430	1,736
Income (loss) from operations[2]	21,167	(1,052)	(11,824)	8,291
Year Ended March 31, 2006				
Sales to external customers	$ 87,157	$ 6,126	$ -	$ 93,283
Depreciation and amortization	42	1,545	-	1,587
Income (loss) from operations[2]	17,510	(1,346)	(10,233)	5,931

(1) Includes revenue and expenses relating to products and/or services which are still in early stages, as well as corporate expenses and other expenses which are not allocated to a specific segment.

(2) Income (loss) from operations amounts for fiscal 2007 and 2006 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008. Certain fiscal 2007 and 2006 amounts were also revised for the correction of prior period errors. See Note 16 of Notes to Consolidated Financial Statements for additional information on the prior period errors.

Additional results of operations information by segment was as follows:

	Year Ended March 31, [1]					
	2008		2007		2006	
(Dollars in thousands)	Dollars	% of segment revenues	Dollars	% of segment revenues	Dollars	% of segment revenues
PPT Division						
Revenues	$ 82,805	100.0%	$ 97,899	100.0%	$ 87,157	100.0%
Cost of sales	59,856	72.3	70,019	71.5	63,552	72.9
Gross margin	$ 22,949	27.7%	$ 27,880	28.5%	$ 23,605	27.1%
AMI Division						
Revenues	$ 10,383	100.0%	$ 7,822	100.0%	$ 6,126	100.0%
Cost of sales	1,958	18.9	2,223	28.4	1,559	25.4
Gross margin	$ 8,425	81.1%	$ 5,599	71.6%	$ 4,567	74.6%

[1] Percentages may not add due to rounding.

Revenue by service activity was as follows (in thousands):

Year Ended March 31,	2008	2007	2006
Order processing fees	$ 7,593	$ 9,136	$ 7,546
Transaction fees	54,324	64,935	58,951
Sell-through fees	14,093	15,356	13,714
DRS	6,171	7,586	5,967
Essentials Suite™	10,383	7,822	6,126
Other	624	886	979
	$ 93,188	$ 105,721	$ 93,283

Revenue

Revenue decreased $12.5 million, or 11.9% to $93.2 million, in fiscal 2008 compared to fiscal 2007. The decrease in revenue in fiscal 2008 compared to fiscal 2007 was primarily due to decreases within our PPT Division, partially offset by an increase from our Essentials Suite™ of products in our AMI Division, as described more fully below.

Revenue increased $12.4 million, or 13.3% to $105.7 million in fiscal 2007 compared to $93.3 million in fiscal 2006. We realized increases in revenue across all of our major product lines in fiscal 2007 compared to fiscal 2006, as described more fully below.

PPT Division

PPT revenues decreased $15.1 million, or 15.4% in fiscal 2008 compared to fiscal 2007 and increased $10.7 million, or 12.3% in fiscal 2007 compared to fiscal 2006. Detail of our PPT Division revenue by service line was as follows (in thousands):

Year Ended March 31,	2008	2007	2006
Order processing fees	$ 7,593	$ 9,136	$ 7,546
Transaction fees	54,324	64,935	58,951
Sell-through fees	14,093	15,356	13,714
DRS	6,171	7,586	5,967
Other	624	886	979
	$ 82,805	$ 97,899	$ 87,157

Order processing fees decreased $1.5 million, or 16.9%, in fiscal 2008 compared to fiscal 2007 and increased $1.6 million, or 21.1%, in fiscal 2007 compared to fiscal 2006. Order processing fees were affected by the following:

Year Ended March 31,	2008	2007	2006
Units shipped (in thousands)	6,268	7,385	6,643
Fee per Unit	$1.21	$1.24	$1.13

	Fiscal 2008 compared to fiscal 2007	Fiscal 2007 compared to fiscal 2006
Percentage increase (decrease) in Units shipped	(15.1)%	11.2%
Effect of increase (decrease) in Units shipped on revenue	$(1.4) million	$0.8 million
Increase (decrease) in fee per Unit	$(0.03)	$0.11
Effect of increase (decrease) in fee per Unit on revenue	$(0.1) million	$0.8 million

The decrease in volume in fiscal 2008 compared to fiscal 2007 was due to an overall weakness in the quality of titles released in fiscal 2008 compared to fiscal 2007 and the decline in volume received from one of our major Program Suppliers. This Program Supplier represented 7%, 16% and 24%, respectively, of our total revenues during fiscal 2008, 2007 and 2006, respectively.

The increase in volume in fiscal 2007 compared to fiscal 2006 was partially due to two new output programs with major suppliers, which went into effect in January and March 2006, as well as increased volumes and quality of content from some of our existing Program Suppliers. These stronger product offerings also resulted in higher order processing fees per Unit in fiscal 2007 compared to fiscal 2006.

Fees per Unit are affected by our mix of Units received from Program Suppliers with varying rates of upfront fees and tend to fluctuate from period to period.

Transaction fees decreased $10.6 million, or 16.3%, in fiscal 2008 compared to fiscal 2007 and increased $6.0 million, or 10.2%, in fiscal 2007 compared to fiscal 2006.

The decrease in fiscal 2008 compared to fiscal 2007 was primarily due to lower rental transactions. Rental transactions at our Participating Retailers decreased 14%, while the overall rate per transaction decreased by 3%. Rental transactions have declined due to the overall market conditions and the loss of the Program Supplier noted above. The rate per transaction has decreased due to the timing and magnitude of guarantees. The guaranteed rate per Unit drives rates up during the first month of the rental cycle. When there are fewer guarantees or more Units reach the second and third months of the rental cycle, rates per transaction decrease.

The increase in transaction fees in fiscal 2007 compared to fiscal 2006 was primarily due to increased transactions related to output programs that began during the last quarter of fiscal 2006 as discussed above. Rental transactions at our Participating Retailers increased 13% in fiscal 2007 compared to fiscal 2006, while the rate per transaction remained relatively flat. A portion of the rental transactions were from arrangements which included minimum guarantees. For fiscal 2007, our rental transaction volume increase of 13% was reduced by rental guarantee transaction fees previously recognized in fiscal 2006, which resulted in the net increase in transactions fees of 10.2%.

Sell-through fees decreased $1.3 million, or 8.2%, in fiscal 2008 compared to fiscal 2007 primarily due to an overall decrease in the volume of Units released.

Sell-through fees increased $1.6 million, or 12.0%, in fiscal 2007 compared to fiscal 2006 primarily due to higher volumes of product available for sale to our Participating Retailers.

DRS fees decreased $1.4 million, or 18.7%, in fiscal 2008 compared to fiscal 2007 primarily due to the loss of one major studio customer.

DRS revenues increased $1.6 million, or 27.1%, in fiscal 2007 compared to fiscal 2006 due to increases in the number of transactions processed by us and the addition of new customers.

AMI Division
Revenues from our AMI division increased $2.6 million, or 32.7%, in fiscal 2008 compared to fiscal 2007 and increased $1.7 million, or 27.7%, in fiscal 2007 compared to fiscal 2006.

Revenues related to our Essentials™ business information service offerings have increased primarily due to our continued investment in, and successful marketing of, these offerings, which has increased our customer base and expanded our service offerings.

Other Division
We did not have any revenues from our Other Division in fiscal 2008 or 2007 as Supply Chain Essentials™, OnDemand Essentials™ and Retail Essentials™ moved from the Other Division to the AMI Division during the first quarter of fiscal 2007. Accordingly, revenue related to these products in fiscal 2006 was reclassified to the AMI Division for comparison purposes.

New revenue streams, AdEssentials™ and Multi-Screen Essentials™, are still in development and have not generated any revenue to date.

Cost of Sales
Cost of sales consists of order processing costs, transaction costs, sell-through costs, handling and freight costs in the PPT Division and costs in the AMI Division associated with certain Essentials™ business information service offerings. These expenditures represent the direct costs to produce revenues.

In the PPT Division, order processing costs, transaction costs and sell through costs represent the amounts due to the Program Suppliers that hold the distribution rights to the Units. Freight costs represent the cost to pick, pack and ship orders of Units to the Participating Retailers. Our cost of sales can also be impacted by the release dates of Units with guarantees. We recognize the guaranteed minimum costs on the release date. The terms of some of our agreements result in 100% cost of sales on titles in the first month in which the Unit is released, which results in lower margins during the initial portion of the revenue sharing period. Once the Unit's rental activity exceeds the required amount for these guaranteed minimums, margins generally expand during the second and third months of the Unit's revenue sharing period. However, since these factors are highly dependent upon the quality, timing and release dates of all new products, margins may not expand to any significant degree during any period. As a result, it is difficult to predict the impact these Program Supplier Revenue Sharing programs with guaranteed minimums will have on future results of operations in any reporting period.

In the AMI Division, a portion of the Essentials™ business information service offerings costs represent costs associated with the operation of a call center for our Box Office Essentials™ services, as well as costs associated with amortizing capitalized internally developed software used to provide the corresponding services and direct costs incurred to obtain, cleanse and process data and maintain our systems.

Cost of sales decreased $10.4 million, or 14.4%, to $61.8 million in fiscal 2008 compared to $72.2 million in fiscal 2007 and increased $7.1 million, or 11.0%, in fiscal 2007 compared to $65.1 million in fiscal 2006. Cost of sales as a percentage of revenue was 66.3% in fiscal 2008, 68.2% in fiscal 2007 and 69.6% in fiscal 2006.

The decrease in cost of sales in fiscal 2008 compared to fiscal 2007 was primarily due to the decrease in revenues discussed above, as well as to the decrease in cost of sales as a percentage of revenue. The decrease in cost of sales as a percentage of revenue was primarily due to a shift to more AMI Division revenue as compared to PPT Division revenue. We achieve higher gross margins on our AMI Division revenue than on our PPT Division revenue. As revenues increase in our AMI Division, cost of sales as a percentage of revenues should decrease as most of our costs are fixed. Also, effective April 1, 2007, we increased the estimated lives of our capitalized software to five years from three years based on a review of our previous usage of such internally developed software. Therefore, costs associated with amortizing this software decreased in fiscal 2008 compared to fiscal 2007.

The increase in cost of sales in fiscal 2007 compared to fiscal 2006 was primarily due to the increase in revenues discussed above. The decrease in cost of sales as a percentage of revenue in fiscal 2007 compared to fiscal 2006 was primarily due to higher PPT revenue discussed above and an increase in AMI revenue as a percentage of total revenue.

Selling and Administrative

Selling and administrative expenses consist primarily of compensation and benefits, development, marketing and advertising costs, legal and professional fees, communications costs, depreciation and amortization of tangible fixed assets and software, real and personal property leases, as well as other general corporate expenses.

Selling and administrative expenses increased $0.5 million, or 2.0%, to $25.7 million in fiscal 2008 compared to $25.2 million in fiscal 2007, and increased $3.0 million, or 13.3%, in fiscal 2007 compared to $22.2 million in fiscal 2006.

Selling and administrative expense in fiscal 2008 compared to fiscal 2007 included an increase of $0.6 million in stock-based compensation related to the issuance of deferred stock units on April 2, 2007. In addition, selling and administrative expense increased $0.5 million related to the hiring of additional personnel associated with the expansion of our AMI Division. These factors were offset by a $0.6 million decrease in our bonus accrual in fiscal 2008 compared to fiscal 2007. As a percentage of revenues, selling and administrative expense increased to 27.6% in fiscal 2008 compared to 23.8% in fiscal 2007 primarily due to the increase in dollars spent in fiscal 2008 combined with decreased revenues over which to spread fixed costs.

The increase in selling and administrative expenses in fiscal 2007 compared to fiscal 2006 was primarily due to increases in compensation and related expenses due to expansion of our existing and new lines of business. In addition, fiscal 2007 included $0.9 million of stock-based compensation expense related to stock options and deferred stock units in connection with the implementation of SFAS No. 123R compared to zero in fiscal 2006. As a percentage of revenues, selling and administrative expenses were flat at 23.8% in both fiscal 2007 and 2006, as increased revenues over which fixed costs are spread were offset by the increases in expense noted above.

Asset Impairment

During fiscal 2008, we recorded an $85,000 impairment charge to write off a component of one of our Essentials™ lines of business, which had been in development. Management concluded that it was likely the asset would not be placed in service in the foreseeable future.

Interest Income

Interest income was $1.5 million, $1.5 million and $1.0 million, respectively, in fiscal 2008, 2007 and 2006. Interest income was flat in fiscal 2008 compared to fiscal 2007 as increases due to higher average cash balances were offset by lower interest rates. The increase in fiscal 2007 compared to fiscal 2006 was primarily due to higher interest rates and higher average cash and investment balances. The higher interest rates in fiscal 2007 compared to fiscal 2006 were due to both higher market rates and the investment of our cash in higher-yield investments. Our average combined cash and investment balance was $33.8 million, $30.2 million and $25.2 million for fiscal 2008, 2007 and 2006, respectively.

Other Income, Net

Other income, net, in fiscal 2008 related to the recognition of the cumulative translation adjustment of our Rentrak U.K. subsidiary. The subsidiary had remained a legal entity as we were actively pursuing certain business activities. Since the liquidation of the subsidiary was substantially complete as of March 31, 2008, we recognized the cumulative translation adjustment of $181,000 related to this subsidiary and wrote off assets of $37,000. Accordingly, the net effect of these two amounts of approximately $144,000 was recognized as other income, net, in fiscal 2008.

Income Taxes
Our effective tax rate was 36.7%, 40.0% and 36.7%, respectively, in fiscal 2008, 2007 and 2006. Our effective tax rate differs from the federal statutory tax rate primarily due to state income taxes. In addition, the 36.7% rate in fiscal 2008 was positively affected by $0.6 million of research and experimentation credits and negatively affected by a $0.1 million change associated with our adoption of FIN 48. The 36.7% effective tax rate in fiscal 2006 benefited from the utilization of net operating loss carryforwards and capital loss carryforwards, most of which were fully utilized by March 31, 2006, and which previously had been reserved against.

Inflation
We believe that the impact of inflation was minimal on our business in fiscal 2008, 2007 and 2006.

Liquidity and Capital Resources

Our sources of liquidity include our cash, cash equivalents and marketable securities, cash expected to be generated from future operations and investment income and our $15.0 million line of credit. Based on our current financial projections and projected cash needs, we believe that our available sources of liquidity will be sufficient to fund our current operations, the continued current development of our business information services and other cash requirements through at least March 31, 2009.

Cash and cash equivalents and marketable securities decreased $1.7 million to $31.8 million at March 31, 2008 compared to $33.5 million at March 31, 2007. This decrease resulted primarily from $2.6 million used for the purchase of property and equipment and $3.3 million used for the repurchase of our common stock, partially offset by $3.1 million provided by our operating activities and $0.8 million provided by the issuance of our common stock. Our current ratio was 5.4:1.0 at March 31, 2008 and 3.3:1.0 at March 31, 2007.

Accounts receivable, net of allowances, decreased $4.6 million to $15.0 million at March 31, 2008 compared to $19.6 million at March 31, 2007, primarily due to lower revenues during the quarter ended March 31, 2008, compared to the last quarter of fiscal 2007.

Other current assets increased $0.7 million to $1.3 million at March 31, 2008 compared to $0.6 million at March 31, 2007, primarily due to increases in Units on hand with an April 1, 2008 release date, as well as increases in the timing of prepayments of other expenditures.

During fiscal 2008, we spent $2.6 million on property and equipment, including $1.8 million for the capitalization of internally developed software for our business information service offerings. We anticipate spending a total of approximately $4.4 million on property and equipment in fiscal 2009, including approximately $3.2 million for the capitalization of internally developed software, primarily for our business information service offerings. The remaining capital expenditures in fiscal 2009 will be primarily for computer equipment.

Accounts payable decreased $6.9 million to $6.8 million at March 31, 2008 compared to $13.7 million at March 31, 2007, primarily attributable to lower payments due to Program Suppliers as a result of lower volumes.

Taxes payable, net of taxes receivable and prepaid taxes, increased $0.5 million to $0.5 million at March 31, 2008 compared to $32,000 at March 31, 2007 primarily due to our implementation of FIN 48, offset by expected refunds associated with research and experimentation credits, anticipated refunds attributable to financial statement revisions and refunds for overpayments of estimated taxes. See Note 2: *Significant Accounting Policies* of the Notes to Consolidated Financial Statements.

Accrued compensation decreased $0.7 million to $0.9 million at March 31, 2008 compared to $1.6 million at March 31, 2007, primarily due to the payment of annual accrued bonuses relating to the fiscal year ended March 31, 2007.

Deferred rent, current and long-term, of $1.1 million at March 31, 2008 represents amounts received for qualified renovations on our corporate headquarters and free rent for the first three months of the lease term. The deferred rent is being amortized against rent expense over the term of the related lease and will be recognized at approximately $22,000 per quarter.

Notes payable of $1.0 million at March 31, 2008 represents a $0.7 million loan from the Portland Development Commission ("PDC"), a $58,000 conditional grant from the PDC and a $0.2 million loan from the State of Oregon related to our fiscal 2007 corporate headquarters renovations. The loan from the PDC of $0.7 million does not bear interest until it becomes due, which is January 1, 2009, and contains provisions relating to forgiveness if we meet certain requirements. If the loan is not forgiven, it will accrue interest at the rate of 8.5% per annum beginning January 1, 2009. Similar terms apply to the conditional grant of $58,000. The loan from the State of Oregon of $0.2 million bears interest at the rate of 5% per annum and contains provisions relating to forgiveness if we meet certain requirements. We are currently in compliance with these agreements.

In January 2006, our board of directors adopted a share repurchase program authorizing the purchase of up to 1.0 million shares of our common stock. During fiscal 2008, we purchased 282,799 shares at an average price of $11.51 per share. Through March 31, 2008, 476,299 shares had been repurchased under this plan at an average price of $10.92 per share and 523,701 shares remained available for purchase. This plan does not have an expiration date.

We currently have a secured revolving line of credit for $15.0 million, with a maturity of December 1, 2008. Interest on the line of credit is at our choice of either the bank's prime interest rate minus 0.5 percent or LIBOR plus 1.5 percent. The credit line is secured by substantially all of our assets. The line of credit includes certain financial covenants requiring: (1) a consolidated pre-tax income to be achieved each fiscal quarter of a minimum of $1.00, and consolidated after-tax income not less than $1.00 on an annual basis, determined at fiscal year end; (2) a minimum current ratio of 1.5:1.0, measured quarterly; and (3) a maximum debt-to-tangible net worth ratio of 1.5:1.0, measured quarterly. Based upon the financial results reported as of, and for the quarter ended March 31, 2008, we determined that we were in compliance with the financial covenants at March 31, 2008. At March 31, 2008, we had no outstanding borrowings under this agreement.

Contractual Payment Obligations

A summary of our contractual commitments and obligations as of March 31, 2008 was as follows (in thousands):

	Payments Due By Fiscal Period				
Contractual Obligation	**Total**	**2009**	**2010 and 2011**	**2012 and 2013**	**2014 and beyond**
Operating leases	$ 10,340	$ 1,145	$ 2,246	$ 2,417	$ 4,532
PDC loan and conditional grant[1]	748	748	-	-	-
State of Oregon loan[1]	217	217	-	-	-
Program Supplier guarantees	1,139	1,139	-	-	-
Management contracts[2]	2,259	2,259	-	-	-
	$ 14,703	$ 5,508	$ 2,246	$ 2,417	$ 4,532

(1) The loan from the PDC of $0.7 million does not bear interest until it becomes due and contains provisions relating to forgiveness if we meet certain requirements. If the loan is not forgiven, it will accrue interest at the rate of 8.5% per annum beginning on the date that it becomes due, which is January 1, 2009. However, if the loan is forgiven, no interest will accrue. Similar terms apply to the conditional grant of $58,000. The loan from the State of Oregon of $0.2 million bears interest at the rate of 5% per annum and contains provisions relating to forgiveness if we meet certain requirements.

(2) Most of the contracts with executive management have a one-year initial term. The above amounts do not include any additional payments which may be required in the event of termination or a change in control. See also Item 11 for details of our fiscal 2008 executive compensation.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Following is a discussion of our critical accounting estimates. See Note 2 of Notes to Consolidated Financial Statements, *Significant Accounting Policies*, for additional information.

Allowance for Doubtful Accounts

Credit limits are established through a process of reviewing the financial history and stability of each customer. We regularly evaluate the collectibility of accounts receivable by monitoring past due balances. If it is determined that a customer may be unable to meet its financial obligations, a specific reserve is established based on the amount we expect to recover. An additional general reserve is provided based on aging of accounts receivable and our historical collection experience. If circumstances change related to specific customers, overall aging of accounts receivable or collection experience, our estimate of the recoverability of accounts receivable could materially change. Our allowance for doubtful accounts totaled $572,000 and $596,000, respectively, at March 31, 2008 and 2007.

Program Supplier Reserves

We have entered into guarantee contracts with certain Program Suppliers providing titles for distribution under our PPT system. These contracts guarantee the Program Suppliers minimum payments per Unit shipped that are recoupable based on revenue-sharing activity. In some cases, these guarantees are paid in advance. For amounts not paid in advance, we record a liability for the gross amount of the guarantee due to the Program Supplier on the street date in accordance with Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). For guarantees paid in advance, the unearned portion of the guarantees is included as Advances to Program Suppliers on our consolidated balance sheets. Using historical experience and year to date rental experience for each title, we estimate the projected revenue to be generated under each guarantee. We have historically been able to reasonably estimate shortages after 30 to 60 days of rental activity. We then establish a Program Supplier reserve for titles that are projected to experience a shortage under the provisions of the guarantee. The Program Supplier reserve is netted against Advances to Program Suppliers on our consolidated balance sheets. We continually review these factors and make adjustments to the reserves as needed. The balance in this reserve totaled $0.02 million at both March 31, 2008 and 2007.

Deferred Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets arise from the tax benefit of amounts expensed for financial reporting purposes but not yet deducted for tax purposes and from unutilized tax credits and NOL carry forwards. We evaluate our deferred tax assets on a regular basis to determine if a valuation allowance is required. To the extent it is determined the recoverability of the deferred tax assets is unlikely, we will record a valuation allowance against deferred tax assets. As of March 31, 2008 and 2007, we had a valuation allowance of $0.1 million recorded against our net operating and capital loss carryforwards in various state and foreign jurisdictions. Net deferred tax assets and (liabilities) totaled $27,000 and ($256,000) million, respectively, as of March 31, 2008 and 2007.

Landlord Incentives

We maintain our headquarters in Portland, Oregon. On December 2, 2005, we renewed our current lease. The new lease term began on January 1, 2007 and expires on December 31, 2016. During fiscal 2007, we renovated our headquarter offices and expanded our occupancy from 48,000 square feet to approximately 55,500 square feet. This lease was amended to increase our square footage, and, effective February 1, 2009, our leased space will total 58,800 square feet. Our lease contains provisions relating to an allowance from our landlord associated with the costs of our improvements, as well as three months of free rent. These landlord incentives totaled $1.08 million and $1.14 million, respectively, at March 31, 2008 and 2007, were recorded as deferred rent and are being amortized at the rate of approximately $22,000 per quarter, as a reduction to lease expense over the lease term. The leasehold improvements are recorded as assets and are included in Property and Equipment on our consolidated balance sheets. The leasehold improvements are being depreciated over their economic lives, which are estimated to be 10 years.

Capitalized Software

We account for capitalized software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software, included in Property and Equipment, net, consists of costs to purchase and develop internal-use software, as well as costs to develop internal software which is used by us to provide various services to clients within our expanding Essentials Suite™ of services. These services provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients. For example, our Box Office Essentials™ business line reports domestic and international gross receipt theatrical ticket sales to motion picture studios and movie theatre owners. Our OnDemand Essentials™ business line measures and reports anonymous video on demand ("VOD") usage data to our clients. Such internal and external costs to develop the internal software used to support these services are capitalized after the technological and business feasibility of the project is determined and the preliminary project stage is completed. We continue to develop our internal software systems in order to expand our service offerings. Once we begin to utilize such software in our products, these costs are amortized on a straight-line basis over the estimated economic life of the software. Effective April 1, 2007, we increased the estimated useful life of capitalized software from three to five years based on a review of our previous usage of such internally developed software. Historically, we have been able to utilize the systems we have put in place for a period of at least five years. Capitalized software is reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Changes in technology could affect our estimate of the useful life of such assets. Capitalized software costs, net of accumulated amortization, totaled $4.0 million and $2.8 million at March 31, 2008 and 2007, respectively.

Stock-Based Compensation

On April 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment," which requires the measurement and recognition of compensation expense for all share-based payment awards granted to our employees and directors, including employee stock options and deferred stock units ("DSUs") based on the estimated fair value of the award on the grant date. Upon the adoption of SFAS No. 123R, we maintained our method of valuation for stock option awards using the Black-Scholes valuation model, which we had used historically for the purpose of providing pro forma financial disclosures in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." As of March 31, 2008 and 2007, unrecognized stock-based compensation related to outstanding, but unvested, options and DSUs was $0.4 million, which will be recognized over the weighted average remaining vesting period of 4.0 years.

The use of the Black-Scholes valuation model to estimate the fair value of stock option awards requires us to make judgments on assumptions regarding the risk-free interest rate, expected dividend yield, expected term and expected volatility over the expected term of the award. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of expense could be materially different in the future.

Compensation expense is only recognized on awards that ultimately vest. However, we have not reduced the stock-based compensation expense for estimated forfeitures as there is no basis for estimating future forfeitures as most unvested options are held by members of senior management and the Board of Directors. We update for forfeitures as they occur and recognize any changes to accumulated compensation expense in the period of change. If actual forfeitures are significant, our results of operations could be materially impacted.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Rentrak Corporation

We have audited the accompanying consolidated balance sheets of Rentrak Corporation and subsidiaries (the "Company") as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2008. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rentrak Corporation and subsidiaries as of March 31, 2008 and 2007, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as a result of adopting Statement of Financial Accounting Standards No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, effective April 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rentrak Corporation and subsidiaries' internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2008 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Portland, Oregon
June 9, 2008

Rentrak Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share amounts)

	March 31, 2008	March 31, 2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 26,862	$ 11,351
Marketable securities	4,986	22,105
Accounts receivable, net of allowances for doubtful accounts of $572 and $596	15,032	19,577 (1)
Note receivable	396	385
Advances to program suppliers, net of program supplier reserves of $17 and $23	95	166
Taxes receivable and prepaid taxes	1,455	32 (1)
Deferred income tax assets	253	77
Other current assets	1,296	574
Total Current Assets	50,375	54,267 (1)
Property and Equipment, net of accumulated depreciation of $7,731 and $6,325	6,145	5,097
Other Assets	629	652
Total Assets	$ 57,149	$ 60,016 (1)
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 6,768	$ 13,707
Accrued liabilities	671	455
Deferred rent, current portion	90	90
Accrued compensation	930	1,631
Deferred revenue	873	460
Total Current Liabilities	9,332	16,343 (1)
Deferred Rent, long-term portion	989	1,050
Deferred Income Tax Liabilities	226	333
Taxes payable, long term	1,965	-
Notes Payable	965	955
Total Liabilities	13,477	18,681 (1)
Commitments and Contingencies	-	-
Stockholders' Equity:		
Preferred stock, $0.001 par value; 10,000 shares authorized; none issued	-	-
Common stock, $0.001 par value; 30,000 shares authorized; shares issued and outstanding: 10,605 and 10,724	11	11
Capital in excess of par value	47,189	48,155
Accumulated other comprehensive income	170	132
Accumulated deficit	(3,698)	(6,963) (1)
Total Stockholders' Equity	43,672	41,335 (1)
Total Liabilities and Stockholders' Equity	$ 57,149	$ 60,016 (1)

(1) Amount revised. See Note 16 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Consolidated Income Statements
(In thousands, except per share amounts)

	For the Year Ended March 31,		
	2008	2007	2006
Revenue	$ 93,188	$ 105,721 [1]	$ 93,283 [1]
Cost of sales	61,814	72,242 [1]	65,111
Gross margin	31,374	33,479	28,172
Operating expenses:			
Selling and administrative	25,683	25,188 [1]	22,241
Asset impairment	85	-	-
	25,768	25,188	22,241
Income from operations	5,606	8,291 [1]	5,931 [1]
Other income (expense):			
Interest income	1,517	1,521	1,016
Interest expense	(10)	(7)	(2)
Other income, net	144	-	-
	1,651	1,514	1,014
Income before income taxes	7,257	9,805 [1]	6,945 [1]
Provision for income taxes	2,663	3,918 [1]	2,549 [1]
Net income	$ 4,594	$ 5,887 [1]	$ 4,396 [1]
Basic net income per share	$ 0.43	$ 0.55 [1]	$ 0.42 [1]
Diluted net income per share	$ 0.41	$ 0.53 [1]	$ 0.40 [1]
Shares used in per share calculations:			
Basic	10,728	10,632	10,575
Diluted	11,227	11,170	11,047

(1) Amount revised. See Note 16 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For The Years Ended March 31, 2008, 2007 and 2006
(In thousands, except share amounts)

	Common Stock		Capital In Excess of Par Value	Cumulative Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at March 31, 2005	10,544,913	$ 10	$ 46,988	$ 181	$ (17,246)	$ 29,933
Net income	-	-	-	-	4,396 [1]	4,396 [1]
Common stock issued pursuant to stock plans	152,423	1	707	-	-	708
Fair value of options granted to non-employee	-	-	219	-	-	219
Income tax benefit from stock option exercises	-	-	155	-	-	155
Balance at March 31, 2006	10,697,336	11	48,069	181	(12,850) [1]	35,411 [1]
Net income	-	-	-	-	5,887 [1]	5,887 [1]
Unrealized loss on foreign currency translation	-	-	-	(49)	-	(49)
Comprehensive income						5,838 [1]
Common stock issued pursuant to stock plans	321,359	-	465	-	-	465
Common stock used to pay for option exercises and taxes	(114,172)	-	(131)	-	-	(131)
Common stock issued pursuant to warrant exercise	12,705	-	-	-	-	-
Deferred stock units granted to Board of Directors	-	-	358	-	-	358
Stock-based compensation expense - options	-	-	498	-	-	498
Common stock repurchased	(193,500)	-	(1,948)	-	-	(1,948)
Income tax benefit from stock option and warrant exercises	-	-	844	-	-	844
Balance at March 31, 2007	10,723,728	11	48,155	132	(6,963) [1]	41,335 [1]
Net income	-	-	-	-	4,594	4,594
Reclassification adjustment relating to substantial liquidation of foreign investment				(181)		(181)
Unrealized gain on foreign currency translation	-	-	-	219	-	219
Comprehensive income						4,632
Common stock issued pursuant to stock plans	170,563	-	1,027	-	-	1,027
Common stock used to pay for option exercises and taxes	(15,828)	-	(208)	-	-	(208)
Common stock issued in exchange for deferred stock units	9,000	-	-	-	-	-
Deferred stock units granted to Board of Directors, net	-	-	650	-	-	650
Stock-based compensation expense - options	-	-	325	-	-	325
Common stock repurchased	(282,799)	-	(3,253)	-	-	(3,253)
Cumulative effect of adoption of FIN 48	-	-	-	-	(1,329)	(1,329)
Income tax benefit from stock-based compensation	-	-	493	-	-	493
Balance at March 31, 2008	10,604,664	$ 11	$ 47,189	$ 170	$ (3,698)	$ 43,672

(1) Amount revised. See Note 16 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the Year Ended March 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 4,594	$ 5,887 (1)	$ 4,396 (1)
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Tax benefit from stock-based compensation	493	844	155
Depreciation and amortization	1,433	1,736	1,587
Loss on disposition of assets	14	37	-
Gain on liquidation of foreign investment	(144)	-	-
Reserve on capitalized software projects	85	-	-
Amortization of discount on marketable securities	-	(421)	(181)
Adjustment to allowance for doubtful accounts	(27)	-	1
Stock-based compensation	975	856	-
Excess tax benefits from stock-based compensation	(272)	(358)	-
Deferred income taxes	(283)	679	637
Options granted to non-employee	-	39	179
(Increase) decrease in:			
Accounts receivable	4,665	(1,759) (1)	(3,776) (1)
Note receivable issued to customer	(11)	-	-
Advances to program suppliers	132	59	960
Taxes receivable and prepaid taxes	(1,425)	32	580
Other current assets	(650)	(127)	159
Increase (decrease) in:			
Accounts payable	(6,944)	(1,786)	3,063
Accrued liabilities and compensation	80	(976) (1)	579 (1)
Deferred rent	(61)	1,140	-
Deferred revenue and other liabilities	424	12	54
Net cash provided by operating activities	3,078	5,894	8,393
Cash flows from investing activities:			
Purchases of marketable securities	-	(6,852)	(14,651)
Maturities of marketable securities	17,119	-	-
Purchase of property and equipment	(2,568)	(3,233)	(1,966)
Note receivable payments received	-	183	486
Net cash provided by (used in) investing activities	14,551	(9,902)	(16,131)
Cash flows from financing activities:			
Payments on capital lease obligation	-	-	(40)
Proceeds from notes payable	-	955	-
Issuance of common stock	889	334	708
Excess tax benefits from stock-based compensation	272	358	-
Repurchase of common stock	(3,253)	(1,948)	-
Collection of note receivable, related party	-	-	753
Net cash (used in) provided by financing activities	(2,092)	(301)	1,421
Effect of foreign exchange translation on cash	(26)	(6)	-
Increase (decrease) in cash and cash equivalents	15,511	(4,315)	(6,317)
Cash and cash equivalents:			
Beginning of year	11,351	15,666	21,983
End of year	$ 26,862	$ 11,351	$ 15,666
Supplemental cash flow information:			
Cash paid during the year for interest	$ -	$ -	$ 3
Cash paid during the year for income taxes, net of refunds received	$ 3,240	$ 3,356	$ 592
Supplemental non-cash information:			
Accounts Receivable converted to Note Receivable	$ -	$ 385	$ -
Common Stock withheld in payment of exercise price for stock options and warrants	$ 208	$ 1,537	$ -

(1) Amount revised. See Note 16 of Notes to Consolidated Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

Rentrak Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Overview

Rentrak Corporation is located in Portland, Oregon. We have two operating divisions, the Pay-Per-Transaction ("PPT") Division and Advanced Media and Information ("AMI") Division as well as an Other Division.

Our PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products (DVDs, Blu-ray Discs, etc.) and related rental and sales information for the content to home video specialty stores and other retailers, on a revenue sharing basis. We lease product from various suppliers, typically motion picture studios. Under our PPT System, PPT retailers sublease that product from us and rent it to consumers. Retailers then share a portion of the revenue from each retail rental transaction with us and we share a portion of the revenue with the studio. Since we collect, process and analyze rental and sales information at the title level, we report that information to both the studio and the respective retailers.

Effective April 1, 2007, we moved our Direct Revenue Sharing ("DRS") line of business from the AMI Division to the PPT Division. Prior period information has been reclassified to conform to the current presentation. Our DRS services collect, track, audit and report the results of DRS retailers, such as Blockbuster Entertainment, Movie Gallery and Netflix, to the respective suppliers under established agreements on a fee for service basis.

Our AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services. Our Essentials Suite™ software and services, offered on a recurring subscription basis, provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients.

Our Other Division includes revenue relating to other products and/or services which are still in the development stage, including AdEssentials™, which will capture census-level data regarding viewing patterns of on-demand advertising for reporting to marketers and advertising agencies. The Other Division also includes corporate and administrative costs.

Note 2. Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include the accounts of Rentrak Corporation, its majority owned subsidiaries, and those subsidiaries in which we have a controlling interest after elimination of all intercompany accounts and transactions.

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. We consider our most critical accounting policies to be those that require the use of estimates and assumptions, specifically, accounts receivable reserves, Program Supplier guarantee reserves, judgments regarding realization of deferred tax assets, estimated realizable value of capitalized internally developed software costs, estimates related to stock-based compensation and unrecognized tax benefits.

Revenue Recognition
We follow Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films," and recognize revenue when all of the following conditions are met:

- Persuasive evidence of an arrangement exists;
- The products or services have been delivered;
- The license period has begun (which is referred to as the "street date" for a product);
- The arrangement fee is fixed or determinable; and
- Collection of the arrangement fee is reasonably assured.

PPT agreements generally provide for an initial order processing fee and continuing transaction fees based on a percentage of rental revenues earned by the retailers upon renting the Units to their customers. Initial order processing fees cover the direct costs of accessing Units from Program Suppliers and handling, packaging and shipping of the Units to the retailer. Once the Units are shipped, we have no further obligation to provide services to the retailer.

We recognize order processing fees as revenue on the street date and recognize transaction fees when the Units are rented to the consumers, provided all other revenue recognition criteria have been met. Certain arrangements include guaranteed minimum revenues from our customers. In these arrangements, we recognize the guaranteed minimum revenue on the street date, provided all other revenue recognition criteria are met.

During the fourth quarter of fiscal 2008, we entered into a long-term agreement with a customer/supplier relating to our Essentials line of business, in which we will develop reporting tools specifically relating to their unique business requirements. We will recognize revenue in accordance with Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," applying the completed-contract method. As of March 31, 2008, we had received a payment of $300,000 and incurred related costs of $16,000, both of which have been deferred. We will recognize the revenue and related costs when the development project is completed. Total revenues associated with this development project are anticipated to be approximately $1.1 million with corresponding costs estimated to be approximately $0.3 million. The development project is scheduled to be completed during the second or third quarter of fiscal 2009.

We recognize other services revenue, including DRS and business information services revenue, ratably over the period of service.

Cash and Cash Equivalents
We consider all highly liquid investments purchased with a maturity of three months or less at acquisition to be cash equivalents. We have funds deposited in various financial institutions in excess of the federal funds deposit insurance limits.

Marketable Securities
We classify our marketable securities as held-to-maturity, and, accordingly, they are reported at amortized cost with earnings included as a component of interest income. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

We periodically evaluate whether declines in fair values of our investments below their cost are "other-than-temporary." This evaluation consists of qualitative and quantitative factors regarding the severity and duration of the unrealized loss, as well as our ability and intent to hold the investment until a forecasted recovery occurs. If we determine that an "other-than-temporary" impairment has occurred, the security will be written-down to fair value, which will then be the new cost basis. The write-down will be included currently as a realized loss as a component of other income (expense). The new cost basis will not be changed for subsequent recoveries in fair value.

Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable.

Credit limits are established through a process of reviewing the financial history and stability of each customer. We regularly evaluate the collectibility of accounts receivable by monitoring past due balances. If it is determined that a customer may be unable to meet its financial obligations, a specific reserve is established based on the amount we expect to recover. An additional general reserve is provided based on aging of accounts receivable and our historical collection experience. If circumstances change related to specific customers, overall aging of accounts receivable or collection experience, our estimate of the recoverability of accounts receivable could materially change. We are able to recover certain bad debts from our Program Suppliers. Such recoveries are recorded as reductions to expense when they are fixed and determinable pursuant to the Program Supplier contract.

No customer accounted for 10% or more of our accounts receivable balance as of March 31, 2008 or 2007.

We do not have any off-balance sheet credit exposure related to our customers.

Fair Value of Financial Assets and Liabilities
We estimate the fair value of our monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. Our monetary assets and liabilities include cash, marketable securities, accounts and notes receivable, accounts payable and notes payable. Based on the short-term nature of these instruments, we estimate that the recorded value of all our monetary assets and liabilities approximates fair value as of March 31, 2008 and 2007.

Impairment of Long-Lived Assets
Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant and equipment, capitalized software and purchased intangibles subject to amortization, are required to be reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell, and depreciation ceases. During fiscal 2008, we recorded an $85,000 impairment charge to write off a component of one of our Essentials™ lines of business, which had been in development. Management concluded that it was likely the asset would not be placed in service in the foreseeable future.

Property and Equipment
Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of three to seven years for furniture and fixtures, three to ten years for equipment and, prior to April 1, 2007, three years for capitalized software. Effective April 1, 2007, we increased the estimated lives of our capitalized software to five years based on a review of our previous usage of such internally developed software. Historically, we have been able to utilize the systems we have put in place for a period of at least five years. Leasehold improvements are amortized over the lives of the underlying leases or the service lives of the improvements, whichever is shorter. Property and equipment is reviewed for impairment in accordance with SFAS No. 144 as discussed above.

Landlord Incentives
On December 2, 2005, we renewed our headquarters building lease in Portland, Oregon. The new lease term began on January 1, 2007 and expires on December 31, 2016. During fiscal 2007, we renovated our headquarter offices and expanded our occupancy from 48,000 square feet to approximately 55,500 square feet. This lease was amended and, effective February 1, 2009, our leased space will total 58,800 square feet. Our lease contains provisions relating to an allowance from our landlord associated with the costs of our improvements, as well as three months of free rent. These landlord incentives and free rent totaled $1.08 million and $1.14 million, respectively, at March 31, 2008 and 2007, were recorded as deferred rent and are being amortized at the rate of approximately $22,000 per quarter as a reduction to rent expense over the lease term. The leasehold improvements, which totaled $0.9 million and $1.0 million, net of accumulated amortization, respectively, at March 31, 2008 and 2007, were recorded as assets and included in Property and Equipment on the consolidated balance sheets. The leasehold improvements are being depreciated over their economic lives, which are estimated to be 10 years.

Capitalized Software
We account for capitalized software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software, included in Property and Equipment, net, consists of costs to purchase and develop internal-use software, as well as costs to develop internal software which is used by us to provide various services to clients within our expanding Essentials Suite™ of services. These services provide unique data collection, management, analysis and reporting functions, resulting in business information valuable to our clients. For example, our Box Office Essentials™ business line reports domestic and international gross receipt theatrical ticket sales to motion picture studios and movie theatre owners. Our OnDemand Essentials™ business line measures and reports anonymous video on demand ("VOD") usage data to our clients. Such internal and external costs to develop the internal software used to support these services are capitalized after the technological and business feasibility of the project is determined and the preliminary project stage is completed. We continue to develop our internal software systems in order to expand our service offerings. Once we begin to utilize such software in our products, these costs are amortized on a straight-line basis over the estimated economic life of the software. Effective April 1, 2007, we increased the estimated useful life of capitalized software from three to five years based on a review of our previous usage of such internally developed software. Historically, we have been able to utilize the systems we have put in place for a period of at least five years. Capitalized software is reviewed for impairment in accordance with SFAS No. 144 as discussed above. Changes in technology could affect our estimate of the useful life of such assets. See Note 5.

Income Taxes
We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement basis and tax basis of assets and liabilities as measured by the enacted tax rates for the years in which the taxes are expected to be paid. We evaluate our deferred tax assets on a regular basis to determine if a valuation allowance is required. To the extent it is determined the recoverability of the deferred tax assets is unlikely, we record a valuation allowance against deferred tax assets. As of March 31, 2008 and 2007, we had a valuation allowance of $0.1 million recorded against our net operating and capital loss carryforwards in various state and foreign jurisdictions. As of March 31, 2008 and 2007, net deferred tax assets and (liabilities) totaled $27,000 and ($256,000), respectively.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in tax positions and applies to situations where there is uncertainty as to the timing of the deduction, the amount of the deduction, or the validity of the deduction. FIN 48 requires that we adjust our financial statements to reflect only those tax positions that are more-likely-than-not to be sustained on audit, based on the technical merits of the position. As of March 31, 2008, the total amount of unrecognized tax benefits was $2.0 million, including penalties and interest of

$0.3 million. All unrecognized tax benefits would affect the effective tax rate if recognized.

Program Supplier Reserves
We have entered into guarantee contracts with certain Program Suppliers providing titles for distribution under our PPT system. These contracts guarantee the Program Suppliers minimum payments per Unit shipped that are recoupable based on revenue-sharing activity. In some cases, these guarantees are paid in advance. For amounts not paid in advance, we record a liability for the gross amount of the guarantee due to the Program Supplier on the street date in accordance with SOP 00-2. For guarantees paid in advance, the unearned portion of the guarantees is included as Advances to Program Suppliers on our consolidated balance sheets. Using historical experience and year to date rental experience for each title, we estimate the projected revenue to be generated under each guarantee. We have historically been able to reasonably estimate shortages after 30 to 60 days of rental activity. We then establish a Program Supplier reserve for titles that are projected to experience a shortage under the provisions of the guarantee. The Program Supplier reserve is netted against Advances to Program Suppliers on our consolidated balance sheets. We continually review these factors and make adjustments to the reserves as needed. The balance in this reserve totaled $0.02 million at both March 31, 2008 and 2007.

Shipping and Handling Costs
Shipping and handling costs are included as a component of cost of sales.

Taxes Collected from Customers and Remitted to Governmental Authorities
We account for tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a net (excluded from revenue) basis.

Advertising Expense
Advertising costs are expensed as incurred. Expenses incurred totaled approximately $1.8 million, $1.6 million and $1.2 million, respectively, in fiscal 2008, 2007 and 2006. Reimbursements received for direct and indirect expenses totaled approximately $2.2 million, $1.7 million and $1.3 million, respectively, in fiscal 2008, 2007 and 2006.

The advertising reimbursements from Program Suppliers are contractually provided to us to offset expenses incurred in maintaining ongoing marketing programs utilized by our Participating Retailers. A significant amount of these reimbursements are passed through to our Participating Retailers as we reimburse them for their direct expense of local advertising, such as newspaper or radio ads. In addition, the reimbursements offset expenses paid by us to third-party vendors in maintaining programs that indirectly assist Participating Retailers in these marketing efforts. These reimbursements are based on contractual agreements. Contractual terms fluctuate by Program Supplier and the amount of reimbursement tends to be based on the performance of individual movie titles.

Reimbursements provided by a Program Supplier can be "accountable" or "unaccountable." The Program Supplier provides accountable amounts only to the extent that we provide documentary evidence of the funds paid either to our Participating Retailers directly or paid to third parties. Accountable reimbursements are recorded as a reduction of the same income statement line item, selling and administrative expenses, in which the costs are recorded, which typically occurs in the same accounting period. Unaccountable reimbursements are normally calculated and awarded on a fixed amount per unit of product shipped and do not require substantiation that any payments were made to promote marketing efforts. Unaccountable reimbursements are recognized when units of their associated product are shipped, which is when a majority of the direct or indirect marketing effort and the corresponding expense is incurred, which typically occurs within the same reporting period. Unaccountable reimbursements are classified as reductions to cost of sales on the statement of operations in accordance with Emerging Issues Task Force 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor."

Stock-Based Compensation
Effective April 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment." We elected to use the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods have not been restated to reflect the fair value method of expensing stock-based compensation. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption is recognized in net income in the periods after the date of adoption using the Black-Scholes valuation method over the remainder of the requisite service period. Prior to April 1, 2006, we accounted for stock options using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." See also "Critical Accounting Policies and Estimates" in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

We provided disclosures of net income and earnings per share as if the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied in measuring compensation expense in prior years as follows (in thousands, except per share amounts):

Year Ended March 31,		2006[1]
Net income, as reported	$	4,396
Deduct – total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects		(824)
Net income, pro forma	$	3,572
Net income per share – basic, as reported	$	0.42
Net income per share – basic, pro forma	$	0.34
Net income per share – diluted, as reported	$	0.40
Net income per share – diluted, pro forma	$	0.32

(1) Amounts revised. See Note 16.

Foreign Currency Translation
Adjustments from translating foreign functional currency financial statements into U.S. dollars are included in Cumulative Other Comprehensive Income in the consolidated statements of stockholders' equity and comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included as a component of Selling and Administrative expenses in our consolidated statements of operations.

Comprehensive Income
Components of our comprehensive income consisted of the changes in our cumulative translation adjustment related to our Rentrak U.K. subsidiary, which has been mostly inactive since March 2003. The subsidiary had remained a legal entity as we were actively pursuing certain business activities. Since the liquidation of the subsidiary was substantially complete as of March 31, 2008, we recognized the cumulative translation adjustment of $181,000 related to this subsidiary and wrote off assets of $37,000. Accordingly, the net effect of these two amounts of approximately $144,000 was recognized as other income in fiscal 2008.

Earnings Per Share
Basic net income per share ("EPS") and diluted EPS are computed using the methods prescribed by SFAS No. 128, "Earnings per Share." Following is a reconciliation of the shares used for the basic EPS and diluted EPS calculations (in thousands):

	Year Ended March 31,		
	2008	2007	2006
Basic EPS:			
Weighted average number of shares of common stock outstanding	10,728	10,632	10,575
Diluted EPS:			
Effect of dilutive stock options	499	538	472
	11,227	11,170	11,047

The number of stock options not included in diluted EPS because their exercise price was greater than the average market price of the common shares for the period were zero in fiscal 2008 and 2007 and 0.2 million in fiscal 2006.

Reclassifications
Certain reclassifications have been made to prior year amounts to conform to the current year presentation. See Notes 15 and 16.

Note 3. New Accounting Pronouncements

SFAS No. 161
In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," which requires certain disclosures related to derivative instruments. SFAS No. 161 is effective prospectively for interim periods and fiscal years beginning after November 15, 2008. We do not have any derivative instruments that fall under the guidance of SFAS No. 161 and, accordingly, the adoption of SFAS No. 161 will not have any effect on our financial position or results of operations.

SFAS No. 141R and SFAS No. 160
In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS Nos. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date and SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating what impact, if any, the adoption of SFAS Nos. 141R and 160 will have on our financial position or results of operations. We believe that the impact, if any, will be immaterial.

EITF 07-3
In June 2007, the Emerging Issues Task Force ("EITF") issued EITF 07-3, "Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities," which states that non-refundable advance payments for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the company should be recorded as an asset when the advance payment is made and then recognized as an expense when the research and development activities are performed. EITF 07-3 is applicable prospectively to new contractual arrangements entered into in fiscal years beginning after December 15, 2007. The adoption of EITF 07-3 effective April 1, 2008 did not have a material effect on our financial position or results of operations.

SFAS No. 159
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently analyzing the effects, if any, of adopting SFAS No. 159.

SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157, as it relates to financial assets and liabilities, is effective for fiscal years beginning after November 15, 2007 and, as it relates to non-financial assets and liabilities, for fiscal years beginning after November 15, 2008. While we are still analyzing the effects of applying SFAS No. 157, we believe that the adoption of SFAS No. 157 will not have a material effect on our financial position or results of operations.

Note 4. Marketable Securities

Marketable securities, all of which were classified as "held-to-maturity," consisted of the following (in thousands):

	March 31,	
	2008	2007
Corporate debt securities		
Amortized cost	$ 4,986	$ 22,105
Gross unrecognized holding gains	4	-
Gross unrecognized holding losses	-	(45)
Aggregate fair value	$ 4,990	$ 22,060

All of the above securities matured at various dates through May 6, 2008.

Note 5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	March 31,	
	2008	2007
Furniture, fixtures and computer equipment	$ 4,729	$ 3,993
Leasehold improvements	1,668	1,664
Capitalized software[1]	7,479	5,765
	13,876	11,422
Less accumulated depreciation and amortization	(7,731)	(6,325)
	$ 6,145	$ 5,097

(1) Includes $1.9 million and $1.0 million of capitalized costs associated with software projects which are still in the application development stage as of March 31, 2008 and 2007, respectively, and, as such, are not being amortized.

During fiscal 2007, we retired and/or disposed of fixed assets which were being replaced by new assets associated with our renovations (see Note 6). The gross value of the assets was $1.3 million; however, since most of these assets were fully depreciated, the amount of the loss associated with the disposals was approximately $33,000 and was included as a component of Selling and Administrative expense.

Amortization expense related to capitalized software was $0.6 million, $1.1 million and $1.0 million for fiscal 2008, 2007 and 2006, respectively. Accumulated amortization related to capitalized software was $3.5 million and $3.0 million at March 31, 2008 and 2007, respectively. Effective April 1, 2007, we increased the estimated lives of our capitalized software from 3 years to 5 years. Amortization expense related to capitalized software no longer in the application development stage over the next five fiscal years as of March 31, 2008 is as follows (in thousands):

2009	$	619
2010		613
2011		473
2012		274
2013		70
	$	2,049

Note 6. Renovation of Corporate Headquarter Office and State of Oregon and City of Portland Loans and Grant

In connection with our corporate headquarter office renovations, we received cash-based rent incentives of $0.9 million from the lessor based on our qualified expenditures and three months of free rent, with a value of $0.3 million. These landlord incentives totaled $1.08 million and $1.14 million, respectively, at March 31, 2008 and 2007, were recorded as deferred rent and are being amortized at the rate of approximately $22,000 per quarter, as a reduction to lease expense over the lease term, which began January 1, 2007.

In addition, in June 2006, we received commitments for conditional loans from the State of Oregon and the Portland Development Commission ("PDC") for funding in the amounts of $0.2 million and $0.7 million, respectively. In the second quarter of fiscal 2007, we also received a conditional grant from the PDC for $58,000. The loan from the PDC of $0.7 million does not bear interest until it becomes due, which is January 1, 2009, and contains provisions relating to forgiveness if we meet certain requirements. If the loan is not forgiven, it will accrue interest at the rate of 8.5% per annum beginning January 1, 2009. Similar terms apply to the conditional grant of $58,000. The loan from the State of Oregon of $0.2 million bears interest at the rate of 5% per annum and contains provisions relating to forgiveness if we meet certain requirements. We are currently in compliance with these agreements.

Note 7. Line of Credit

We currently have a secured revolving line of credit for $15.0 million, with a maturity of December 1, 2008. Interest on the line of credit is at our choice of either the bank's prime interest rate minus 0.5 percent or LIBOR plus 1.5 percent. The credit line is secured by substantially all of our assets. The line of credit includes certain financial covenants requiring: (1) a consolidated pre-tax income to be achieved each fiscal quarter of a minimum of $1.00, and consolidated after-tax income not less than $1.00 on an annual basis, determined at fiscal year end; (2) a minimum current ratio of 1.5:1.0, measured quarterly; and (3) a maximum debt-to-tangible net worth ratio of 1.5:1.0, measured quarterly. Based upon the financial results reported as of, and for the year ended March 31, 2008, we determined that we were in compliance with the financial covenants at March 31, 2008. At March 31, 2008, we had no outstanding borrowings under this agreement.

Note 8. Related Party Transaction

In February 2005, pursuant to his separation agreement, we loaned Mr. F. Kim Cox, our former President and Secretary, $0.8 million to assist him with exercising a portion of his vested options to purchase shares of our common stock. The loan bore interest at 2.78% per annum and was repaid in full, including accrued interest, in May 2005.

In addition, we entered into a consulting agreement with Mr. Cox on January 25, 2005 whereby he assisted us with strategic planning and product development issues. Pursuant to the agreement, we paid Mr. Cox $25,000 per month from February 2005 through March 2007. We paid Mr. Cox a total of $300,000 pursuant to this agreement in both fiscal 2007 and 2006.

Note 9. Income Taxes

Income from continuing operations before income taxes consisted of the following (in thousands):

	Year Ended March 31,		
	2008	2007[1]	2006[1]
U.S.	$ 7,088	$ 9,547	$ 6,945
Non-U.S.	169	258	-
	$ 7,257	$ 9,805	$ 6,945

(1) Amounts revised. See Note 16.

The provision for income taxes from continuing operations was as follows (in thousands):

	Year Ended March 31,		
	2008	2007[1]	2006[1]
Current tax provision:			
Federal	$ 2,417	$ 2,818	$ 1,636
State	469	421	275
Foreign	60	-	-
	2,946	3,239	1,911
Deferred tax provision/(benefit)	(283)	679	638
	$ 2,663	$ 3,918	$ 2,549

(1) Amounts revised. See Note 16.

The reported provision for income taxes from continuing operations differs from the amount computed by applying the statutory federal income tax rate of 34% to income before provision for income taxes as follows (in thousands):

	Year Ended March 31,		
	2008	2007[1]	2006[1]
Provision computed at statutory rates	$ 2,467	$ 3,334	$ 2,361
State taxes, net of federal benefit	499	675	267
Research credits	(569)	-	-
Amortization of intangibles	-	(146)	(144)
Change in valuation allowance	-	(156)	35
FIN48	114	-	-
Other	152	211	30
	$ 2,663	$ 3,918	$ 2,549

(1) Amounts revised. See Note 16.

Deferred tax assets (liabilities) were comprised of the following components (in thousands):

	March 31,	
	2008	2007
Current deferred taxes:		
Deferred revenue	$ 357	$ 188
Other	(104)	(111)
Total current deferred taxes	253	77
Non-current deferred taxes:		
Depreciation	600	264
Deferred rent	78	312
Accelerated research and experimentation expenditures	(1,644)	(1,254)
Stock-based compensation	529	270
Net operating loss and capital carryforwards	80	107
Other	211	75
Total non-current deferred taxes	(146)	(226)
Valuation allowance	(80)	(107)
Net non-current deferred taxes	(226)	(333)
Net deferred taxes	$ 27	$ (256)

Total deferred tax assets were approximately $1.9 million and $1.2 million, respectively, at March 31, 2008 and 2007 and total deferred tax liabilities were approximately $1.7 million and $1.4 million, respectively. The increase (decrease) to our valuation allowance was approximately $(0.02) million, $(0.5) million and $0.2 million in fiscal 2008, 2007 and 2006, respectively.

As of March 31, 2008, we had state net operating loss carryforwards and capital loss carryforwards totaling approximately $0.3 million and $2.3 million, respectively, the tax benefit of which has also been fully reserved. The state net operating loss carryforwards expire beginning in fiscal years 2011 through 2024. The state capital loss carryforwards expire in fiscal years 2009 and 2010.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

As of March 31, 2008, based on these assessments and considerations, we have provided a valuation allowance against our state net operating loss and capital loss carryforwards due to the lack of expected operating income and capital gains in the near term in those jurisdictions. As of March 31, 2007 we provided a valuation allowance against certain of our state net operating loss and capital loss carryforwards due to the lack of expected operating income and capital gains in the near term in those jurisdictions. We anticipate that all other deferred tax assets will be realized based on future estimated taxable income and have, therefore, not recorded a valuation allowance against them.

We adopted FIN 48 effective April 1, 2007. Following is a rollforward of our unrecognized tax benefits in fiscal 2008 (in thousands):

Balance at April 1, 2007	$ 1,584
Additions for tax positions taken in fiscal 2008	265
Additions for tax positions taken in prior fiscal years	-
Decrease for tax positions taken in prior fiscal years (payment of tax)	(146)
Decreases for lapses in statutes of limitation	-
Decreases for settlements with taxing authorities	-
Balance at March 31, 2008	$ 1,703

All of our unrecognized tax benefits would have an impact on the effective tax rate if recognized. Interest and penalties accrued on unrecognized tax benefits were approximately $0.2 million and $0.3 million at April 1, 2007 and March 31, 2008, respectively. Interest and penalties recognized as a component of the tax provision in fiscal 2008 totaled approximately $0.1 million.

We file federal income tax returns, Canadian income tax returns and State of Oregon income tax returns, as well as multiple other state and local jurisdiction tax returns, and have open tax periods in each of the jurisdictions for the years ended March 31, 2001 through March 31, 2008. We are currently undergoing a federal tax audit for our fiscal year ended March 31, 2006. A potential reduction to the unrecognized tax benefits of approximately $0.4 million, before interest, relating to deductions for certain reserves and amortizable assets, may occur in the next twelve months as a result of a lapse of the applicable statute of limitations. We will continue to accrue interest related to these unrecognized tax positions during the next twelve months.

Note 10. Stockholders' Equity

Share Repurchase Program

Our stock repurchase program, which was approved by our Board of Directors in January 2006, authorized the purchase of up to 1.0 million shares of our common stock and does not have an expiration date. Shares may be repurchased from time to time in both open market and privately negotiated purchases in such amounts as our authorized officer, Paul Rosenbaum, Chairman and Chief Executive Officer, deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors, including price, corporate and regulatory requirements and other market conditions. Currently, the price per share which may be paid to repurchase shares cannot exceed $12.75, unless further reauthorized by our Board of Directors.

We have repurchased the following shares pursuant to this plan:

	Number Repurchased	Average Price Per Share	Total Price
Fiscal 2008	282,799	$11.51	$3.3 million
Fiscal 2007	193,500	$10.07	$1.9 million
	476,299	$10.92	$5.2 million

At March 31, 2008, 523,701 shares remained available for repurchase under this plan.

Stock-Based Compensation Plans

Certain information regarding our stock-based compensation was as follows (in thousands, except per share amounts):

	Year Ended March 31,		
	2008	2007	2006
Weighted average grant-date per share fair value of share options granted	$ 4.32	$ -	$ 10.21
Total intrinsic value of share options exercised	1,178	2,446	921
Stock-based compensation recognized in results of operations as a component of selling and administrative expense	975	856	-
Tax benefit recognized in statement of operations	272	180	-
Cash received from options exercised and shares purchased under all share-based arrangements[1]	889	465	708
Tax deduction realized related to stock options exercised[2]	493	782	155

(1) During fiscal 2008 and 2007, we withheld $208,000 and $131,000, respectively, in shares related to employment taxes on stock option exercises as well as the payment for the cost of stock options.

(2) Excludes a tax deduction totaling $62,000 related to the exercise of warrants in fiscal 2007.

No stock-based compensation was capitalized as a part of an asset during fiscal 2008, 2007 or 2006.

To determine the fair value of stock options granted, we used the Black-Scholes option pricing model and the following weighted average assumptions:

Year Ended March 31,	2008	2006
Risk-free interest rate	2.7%	4.16% - 4.49%
Expected dividend yield	0%	0%
Expected lives	6 years	6 - 9 years
Expected volatility	35.65%	64.87% - 70.08%

There were no options granted in fiscal 2007.

The risk-free rate used is based on the U.S. Treasury yield over the estimated term of the options granted. Prior to the adoption of SFAS No. 123R, the expected term was estimated based on historical experience. Since the implementation of SFAS No. 123R, the types of employees that receive option grants have been limited to executives and other key employees. Accordingly, we believe our historical data may no longer provide a reasonable basis upon which to estimate the expected term. Thus, under SFAS No. 123R, our option pricing model will utilize the simplified method accepted under Staff Accounting Bulletin No. 110 to estimate the expected term for all "plain vanilla" option grants. The expected volatility for options granted is calculated based on our historical volatility over the prior six year period. We have not paid dividends in the past and we do not expect to pay dividends in the future and, therefore, the expected dividend rate is 0%.

We amortize stock-based compensation on a straight-line basis over the vesting period of the individual award, which is the requisite service period. We have not reduced the stock-based compensation for estimated forfeitures as there is no basis for estimating future forfeitures as all unvested options are held by members of senior management and the non-employee Directors.

Shares to be issued under stock-based awards will come from authorized but unissued shares.

Stock Incentive Plan
The Rentrak Corporation 2005 Stock Incentive Plan (the "2005 Plan") replaced the 1997 Non-Officer Employee Stock Option Plan and the 1997 Equity Participation Plan (the "Prior Plans").

Under the 2005 Plan, we may grant incentive or nonqualified stock options, stock appreciation rights, restricted stock or units with time-based vesting, performance shares with vesting tied to performance goals and other equity-based awards to eligible participants, including our officers, other key employees, our non-employee directors and certain consultants. Up to a total of 1.0 million shares of our common stock may be issued pursuant to awards granted under the 2005 Plan, subject to adjustment for changes in capitalization. In addition, shares covered by outstanding stock options under the Prior Plans that are cancelled, terminate or otherwise expire without being exercised become available for grants of new awards under the 2005 Plan.

Our equity-based plans are administered by the Compensation Committee of our Board, which determines the terms and conditions of awards made under the plans. Generally, options granted under the plans vest over periods of one to four years and expire ten years after the date of grant.

As of March 31, 2008, awards covering 768,100 shares of our common stock remained available for grant under our 2005 Plan and 1,988,476 shares of our common stock were reserved for issuance pursuant to the 2005 Plan and the Prior Plans combined.

Stock option activity for fiscal 2008 was as follows:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at March 31, 2007	1,185,664	$ 6.10
Granted	30,000	11.15
Exercised	(170,563)	6.02
Forfeited	(825)	3.84
Outstanding at March 31, 2008	1,044,276	6.26

During fiscal 2008, 15,828 shares of common stock with a market value of approximately $0.2 million were withheld in payment of the exercise price for stock options in accordance with our stock option plan.

Certain information regarding options outstanding as of March 31, 2008 was as follows:

	Options Outstanding	Options Exercisable
Number	1,044,276	968,776
Weighted average exercise price	$6.26	$5.94
Aggregate intrinsic value	$6,094,157	$964,704
Weighted average remaining contractual term	4.43 years	4.25 years

Deferred stock unit ("DSU") activity for fiscal 2008 was as follows:

	Units Outstanding	Weighted Average Grant Date Fair Value
Outstanding at March 31, 2007	45,000	$10.04
Granted	45,000	15.45
Issued	(9,000)	10.04
Forfeited	(9,000)	15.45
Outstanding at March 31, 2008[1]	72,000	12.75

(1) Of the 72,000 DSUs outstanding at March 31, 2008, 36,000 were vested. However, the DSUs are not issued until the director holding such DSU retires from the Board.

All of the DSUs were granted to members of our Board of Directors and vest one year after the date of grant.

On April 1, 2008, we granted 9,000 DSUs to each non-employee member of our Board of Directors, for a total of 45,000 DSUs, which vest three years from the date of grant. The fair market value of our common stock on the date of grant was $12.10 per share. Accordingly, the total value of the DSUs granted was $0.5 million and will be recognized over the three year vesting period.

As of March 31, 2008, unrecognized stock-based compensation related to outstanding, but unvested options and DSUs was $0.4 million, which will be recognized over the weighted average remaining vesting period of 4 years.

In February 2006, we granted options to purchase 25,000 shares of our common stock to a consultant. These options vested immediately and expire in ten years. We recorded these options in accordance with Emerging Issues Task Force ("EITF") 00-18, "Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees." Pursuant to the provisions of EITF 00-18, we recognized expense of $0.04 million and $0.2 million in fiscal 2007 and 2006, respectively, which was included in Selling and Administrative expense.

Warrants

As of March 31, 2006, we had warrants outstanding to purchase 30,000 shares of our common stock with a purchase price of $7.50 per share and an expiration date of May 16, 2009, which were issued to an investment banking firm in May 2002 as partial consideration for financial advisory services in connection with strategic opportunities or financing transactions of potential interest to us. On November 9, 2006, we issued 12,705 shares of our common stock in full satisfaction of this warrant. The warrant exercise price of $7.50 per share, or a total of $225,000, was satisfied through the tender of the balance of 17,295 shares covered by the warrant with a then current market price of $13.00 per share.

Shareholders' Rights Plan

In May 2005, our Board of Directors approved a replacement shareholders' rights plan designed to ensure that all of our shareholders receive fair and equal treatment in the event of certain proposals to acquire control of Rentrak. Under the rights plan, each shareholder received a dividend of one right for each share of our outstanding common stock, entitling the holders to purchase common stock having a market value equal to twice the exercise price. The rights become exercisable after any person or group acquires 15% or more of our outstanding common stock, or announces a tender offer which would result in the offeror becoming the beneficial owner of 15% or more of our outstanding common stock. Prior to the time that a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, the Board of Directors, at their discretion, may amend the rights plan, redeem the rights for $0.001 per right or waive application of the rights plan with respect to a merger or other acquisition of Rentrak. This rights plan expires May 18, 2015.

Note 12. Commitments

Leases

We lease certain facilities under operating leases expiring at various dates through 2016. Minimum lease payments over the terms of the leases exceeding one year were as follows at March 31, 2008 (in thousands):

Year Ending March 31,		
2009	$	1,145
2010		1,125
2011		1,120
2012		1,209
2013		1,209
Thereafter		4,532
Total minimum lease payments	$	10,340

The leases require us to pay for taxes, insurance and maintenance. In fiscal 2007, we received $0.9 million from the landlord as an incentive upon our corporate headquarters lease renewal, as well as three months of free rent, the total value of which was recorded as deferred rent on our consolidated balance sheets. The deferred rent is being amortized at the rate of approximately $22,000 per quarter as a reduction to our rent expense over the lease term. Rent expense under operating leases is recognized on a straight-line basis over the terms of the leases and was approximately $1.1 million in fiscal 2008, $1.0 million in fiscal 2007 and $1.0 million in fiscal 2006. During the first quarter of fiscal 2009, we amended our corporate headquarters lease and, effective February 1, 2009, our monthly lease obligation will increase by approximately $5,500. This increased obligation is reflected in the above table.

Note 13. Contingencies

We may, from time to time, be a party to legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, the amount of any ultimate liability with respect to these actions is not expected to materially affect our financial condition or results of operations. We currently have no material outstanding litigation.

Note 14. 401(k) Plan

We have an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for certain qualified employees. Contributions made to the 401(k) Plan are based on percentages of employees' salaries. The total amount of our contribution is at the discretion of our Board of Directors. Contributions under the 401(k) Plan for calendar 2006 and 2005 were approximately $108,000 and $93,000, respectively. Our plan year ends on December 31. As of March 31, 2008, we had accrued $131,000 for anticipated contributions related to the plan year ended December 31, 2007 and $105,000 relating to the plan year ending December 31, 2008. During the first quarter of fiscal 2009, we paid $131,000 related to our contribution for the plan year ended December 31, 2007 and $90,000 for the plan year ending December 31, 2008.

Note 15. Business Segments, Significant Suppliers, Product Lines and Major Customer

We operate in two business segments, our Pay-Per-Transaction ("PPT") Division and Advanced Media and Information ("AMI") Division, and, accordingly, we report certain financial information by individual segment under this structure. The PPT Division focuses on managing our business operations that facilitate the delivery of home entertainment content products and related rental and sales information for that content to our Participating Retailers on a revenue sharing basis. The AMI Division concentrates on the management and growth of our Essentials Suite™ of business information services, primarily offered on a recurring subscription basis, which are no longer in the early stages. Effective April 1, 2007, we realigned and moved our Direct Revenue Sharing ("DRS") line of business from the AMI Division to the PPT Division. Prior period information has been reclassified to conform to the current presentation.

We did not have any revenues from our Other Division in fiscal 2008, 2007 or 2006.

Assets are not specifically identified by segment as the information is not used by the chief operating decision maker to measure the segments' performance.

Certain information by segment was as follows (in thousands):

	PPT	AMI	Other[1]	Total
Year Ended March 31, 2008				
Sales to external customers	$ 82,805	$ 10,383	$ -	$ 93,188
Depreciation and amortization	86	710	637	1,433
Income (loss) from operations	15,216	1,458	(11,068)	5,606
Year Ended March 31, 2007				
Sales to external customers	$ 97,899	$ 7,822	$ -	$ 105,721
Depreciation and amortization	49	1,257	430	1,736
Income (loss) from operations[2]	21,167	(1,052)	(11,824)	8,291
Year Ended March 31, 2006				
Sales to external customers	$ 87,157	$ 6,126	$ -	$ 93,283
Depreciation and amortization	42	1,545	-	1,587
Income (loss) from operations[2]	17,510	(1,346)	(10,233)	5,931

(1) Includes revenue and expenses relating to products and/or services which are still in early stages, as well as corporate expenses and other expenses which are not allocated to a specific segment.

(2) Income (loss) from operations amounts for fiscal 2007 and 2006 have been reclassified for the reclassification of DRS revenue to our PPT Division from our AMI Division during fiscal 2008. Certain fiscal 2007 and 2006 amounts were also revised for the correction of prior period errors. See Note 16 of Notes to Consolidated Financial Statements for additional information on the prior period errors.

Additional results of operations information by segment was as follows:

	Year Ended March 31, [1]					
	2008		2007		2006	
(Dollars in thousands)	Dollars	% of segment revenues	Dollars	% of segment revenues	Dollars	% of segment revenues
PPT Division						
Revenues	$ 82,805	100.0%	$ 97,899	100.0%	$ 87,157	100.0%
Cost of sales	59,856	72.3	70,019	71.5	63,552	72.9
Gross margin	$ 22,949	27.7%	$ 27,880	28.5%	$ 23,605	27.1%
AMI Division						
Revenues	$ 10,383	100.0%	$ 7,822	100.0%	$ 6,126	100.0%
Cost of sales	1,958	18.9	2,223	28.4	1,559	25.4
Gross margin	$ 8,425	81.1%	$ 5,599	71.6%	$ 4,567	74.6%

[1] Percentages may not add due to rounding.

Revenue by service activity was as follows (in thousands):

Year Ended March 31,	2008	2007	2006
Order processing fees	$ 7,593	$ 9,136	$ 7,546
Transaction fees	54,324	64,935	58,951
Sell-through fees	14,093	15,356	13,714
DRS	6,171	7,586	5,967
Essentials Suite™	10,383	7,822	6,126
Other	624	886	979
	$ 93,188	$ 105,721	$ 93,283

During fiscal 2008, 2007 and 2006, we had several Program Suppliers that supplied product in excess of 10% of our total revenues as follows:

	2008	2007	2006
Program Supplier 1	17%	20%	8%
Program Supplier 2	17%	17%	15%
Program Supplier 3	15%	12%	16%
Program Supplier 4	12%	2%	-
Program Supplier 5	7%	16%	24%

There were no other Program Suppliers who provided product that accounted for 10% or more of our total revenues for fiscal 2008, 2007 or 2006. Our agreement with our fifth largest Program Supplier expired March 31, 2007. While we continued to receive some product from one of their divisions, the amount as a percentage of revenues declined significantly in fiscal 2008. This Program Supplier entered into a new arrangement with us in April 2008 and will begin to supply Units to the PPT System in June 2008. Although management does not believe that the relationships with the remaining significant Program Suppliers will be terminated in the near term, a loss of any one of these suppliers could have an adverse effect on our financial condition and results of operations.

There were no customers that accounted for 10% or more of our total revenue in fiscal 2008, 2007 or 2006.

QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data for each of the eight quarters in the two-year period ended March 31, 2008 was as follows (in thousands, except per share amounts):

	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
2008(1)				
Revenue	$ 24,238	$ 22,777	$ 23,875	$ 22,298
Income from operations	1,835	1,573	619	1,579
Net income	1,248	1,110	547	1,689
Basic net income per share	0.12	0.10	0.05	0.16
Diluted net income per share	0.11	0.10	0.05	0.15
2007(1)				
Revenue	$ 26,848	$ 24,098	$ 26,663	$ 28,112
Income from operations	2,306	2,704	1,001	2,280
Net income	1,557	1,940	815	1,575
Basic net income per share	0.15	0.18	0.07	0.15
Diluted net income per share	0.14	0.17	0.08	0.14

(1) The first and second quarter of fiscal 2008 and all four quarters of fiscal 2007 have been revised. See Note 16 above.

Rentrak Corporation
Valuation and Qualifying Accounts
Schedule II
(In thousands)

	Balance at Beginning of Period	Additions (Reductions) to Reserve	Write-Offs Charged Against Reserves	Recoveries	Balance at End of Period
Allowance for doubtful accounts					
Fiscal 2006	$ 654	$ 1	$ (849)	$ 655	$ 461
Fiscal 2007	461	-	(400)	535	596
Fiscal 2008	596	-	(801)	777	572
Program Supplier reserve					
Fiscal 2006	$ 3,246	$ 108	$ (3,320)	$ (2)	$ 32
Fiscal 2007	32	23	(9)	(23)	23
Fiscal 2008	23	17	(22)	(1)	17
Valuation allowance on deferred tax assets					
Fiscal 2006	$ 403	$ 221	$ -	$ -	$ 624
Fiscal 2007	624	(517)	-	-	107
Fiscal 2008	107	(27)	-	-	80

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

During the third quarter of fiscal 2008, we determined that a significant deficiency existed in our process relating to the accrual and recognition of guaranteed minimum revenues. We remediated this significant deficiency during the third quarter of fiscal 2008 and formally tested the operation of these internal controls during our fourth quarter of fiscal 2008. We believe these controls are operating effectively.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a –15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Based on our evaluation under the framework in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*, our management concluded that our internal control over financial reporting was effective as of March 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Rentrak Corporation

We have audited Rentrak Corporation and subsidiaries' (the "Company") internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Rentrak Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rentrak Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rentrak Corporation and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2008 and our report dated June 9, 2008 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Portland, OR
June 9, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Election of Directors," "Committees and Meetings of the Board," "Code of Ethics," "Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management - Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Executive Compensation," "Director Compensation for Fiscal 2008" and "Report of the Compensation Committee."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information, as of March 31, 2008, about shares of our common stock that may be issued under our equity compensation plans and arrangements.

Equity Compensation Plan Information

Plan Category[1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by shareholders[2]	1,058,550	$6.35[4]	768,100
Equity compensation plans not approved by shareholders[3]	57,726	$4.98	-
Total	1,116,276	$6.26	768,100

(1) See Note 10 of Notes to Consolidated Financial Statements for a description of the significant terms of the outstanding options and deferred stock units.

(2) Equity compensation plans approved by shareholders include the 2005 Stock Incentive Plan and the 1997 Equity Participation Plan, as amended.

(3) Equity compensation plans or arrangements approved by our board of directors, but not submitted for shareholder approval include the 1997 Non-Officer Employee Stock Option Plan.

(4) The weighted average exercise price does not take into account deferred stock units ("DSUs") granted to our non-employee directors under the 2005 Stock Incentive Plan. DSUs represent the right to receive shares of our common stock upon ceasing to be a director following a specified vesting period, with immediate vesting in full upon death, disability or a change in control of Rentrak. There were 72,000 DSUs outstanding at March 31, 2008, representing the right to receive an equal number of shares.

Pursuant to General Instruction G(3) to Form 10-K, additional information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Security Ownership of Certain Beneficial Owners and Management – Stock Ownership Table."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Election of Directors" and "Committees and Meetings of the Board."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to General Instruction G(3) to Form 10-K, the information called for by this item is incorporated by reference from our definitive Proxy Statement for our 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. See "Matters Relating to Our Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules

The Consolidated Financial Statements, together with the report thereon of our independent registered public accounting firm, are included on the pages indicated below:

The following schedule is filed herewith:

Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Exhibits

The exhibits required to be filed pursuant to Item 601 of Regulation S-K are listed in the Exhibit Index, which immediately follows the signature page of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2008

RENTRAK CORPORATION

By:/s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 13, 2008.

Principal Executive Officer and Director:

By: /s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer

Principal Financial and Accounting Officer:

By: /s/ Mark L. Thoenes
Mark L. Thoenes
Executive Vice President
and Chief Financial Officer

Majority of Directors:

By: /s/ Judith G. Allen
Judith G. Allen, Director

By: /s/ Thomas D. Allen
Thomas D. Allen, Director

By: /s/ Cecil D. Andrus
Cecil D. Andrus, Director

By: /s/ George H. Kuper
George H. Kuper, Director

By: /s/ Ralph R. Shaw
Ralph R. Shaw, Director

EXHIBIT INDEX

The following exhibits are filed herewith or, if followed by a number in parentheses, are incorporated herein by reference from the corresponding exhibit filed in the report or registration statement identified in the footnotes following this index:

Exhibit Number	Exhibit Description
3.1	Restated Articles of Incorporation of Rentrak Corporation as filed on June 10, 2005. (17)
3.2	Bylaws of Rentrak Corporation as Amended Through December 19, 2007. (1)
10.1*	Summary of Compensation Arrangements for Non-Employee Directors of Rentrak Corporation.
10.2*	The 1997 Equity Participation Plan of Rentrak Corporation, as amended. (2)
10.3*	Form of Non-Qualified Stock Option Agreement under 1997 Equity Participation Plan. (3)
10.4*	Form of Incentive Stock Option Agreement under 1997 Equity Participation Plan. (4)
10.5*	The 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (10)
10.6*	Amendment to the 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (11)
10.7*	Second Amendment to the 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (12)
10.8*	Third Amendment to the 1997 Non-Officer Employee Stock Option Plan of Rentrak Corporation. (13)
10.9*	Rentrak Corporation 2005 Stock Incentive Plan. (22)
10.10*	Form of Award Agreement for Non-Qualified Stock Option under 2005 Stock Incentive Plan. (23)
10.11	Credit Agreement with Wells Fargo Bank, National Association ("Wells Fargo Bank") dated July 15, 2002. (18)
10.12	First Amendment, dated July 1, 2003, to Credit Agreement with Wells Fargo Bank, dated July 15, 2002. (19)
10.13	Fourth Amendment, dated February 11, 2005, to Credit Agreement with Wells Fargo Bank, dated July 15, 2002. (20)
10.14	Fifth Amendment to Credit Agreement, dated December 1, 2005, to Credit Agreement with Wells Fargo Bank, dated July 15, 2002. (21)
10.15	Sixth Amendment, dated December 1, 2006, to Credit Agreement with Wells Fargo Bank, dated July 15, 2002. (28)
10.16	Seventh Amendment to Credit Agreement, dated December 1, 2007, to Credit Agreement with Wells Fargo Bank, National Association, dated July 15, 2002. (30)
10.17	Revolving Line of Credit Note dated December 1, 2007 between Rentrak Corporation and Wells Fargo Bank, National Association. (31)
10.18*	Employment Agreement with Mark L. Thoenes effective January 1, 2007. (5)
10.19*	Employment Agreement with Timothy J. Erwin effective January 1, 2007. (33)
10.20	Rights Agreement dated as of May 18, 2005, between Rentrak Corporation and U.S. Stock Transfer Corporation. (6)
10.21*	Incentive Stock Option Agreement with Paul A. Rosenbaum dated March 30, 2001. (7)
10.22*	Non-Qualified Stock Option Agreement with Paul A. Rosenbaum dated March 30, 2001. (8)
10.23*	Incentive Stock Option Agreement with Paul A. Rosenbaum dated February 9, 2005. (25)
10.24*	Non-Qualified Stock Option Agreement with Paul A. Rosenbaum dated February 9, 2005. (26)
10.25*	Employment Agreement with Amir Yazdani effective January 1, 2007. (34)
10.26*	Employment Agreement with Paul A. Rosenbaum dated October 1, 2001. (9)
10.27*	Employment Agreement between Rentrak Corporation and Marty Graham effective January 1, 2007. (24)
10.31*	Employment Agreement between Kenneth M. Papagan and Rentrak Corporation effective January 1, 2007. (14)
10.32*	Employment Agreement between Cathy Hetzel and Rentrak Corporation effective January 1, 2007. (15)
10.33*	Employment Agreement dated January 1, 2007 between Ronald Giambra and Rentrak Corporation. (32)
10.34*	Form of Award Agreement for Non-Employee Director Deferred Stock Units. (29)
10.35*	Rentrak Corporation Executive Nonqualified Excess Plan.
10.36*	Employment Agreement between Christopher E. Roberts and Rentrak Corporation effective January 1, 2008.
21	List of Subsidiaries of Registrant. (16)
23	Consent of GRANT THORNTON LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
99	Description of Capital Stock of Rentrak Corporation. (27)

* Management Contract or Compensatory Plan or Arrangement.

1. Filed as Exhibit 3.2 to Form 8-K filed on December 21, 2007.
2. Filed as Exhibit 10.10 to 2002 Form 10-K filed on June 28, 2002.
3. Filed as Exhibit 10.8 to 2003 Form 10-K filed on June 26, 2003.
4. Filed as Exhibit 10.9 to 2003 Form 10-K filed on June 26, 2003.
5. Filed as Exhibit 10.1 to Form 8-K filed on May 4, 2007.
6. Filed as Exhibit 4.1 to Form 8-K filed on May 18, 2005.
7. Filed as Exhibit 10.30 to 2001 Form 10-K filed on June 29, 2001.
8. Filed as Exhibit 10.31 to 2001 Form 10-K filed on June 29, 2001.
9. Filed as Exhibit 10.1 to Form 10-Q filed on February 14, 2002.
10. Filed as Exhibit 4.1 to Form S-8 filed on June 5, 1997.
11. Filed as Exhibit 4.1 to Form S-8 filed on October 29, 1997.
12. Filed as Exhibit 10.31 to 2002 Form 10-K filed on June 28, 2002.
13. Filed as Exhibit 10.1 to Form 10-Q filed on November 13, 2002.
14. Filed as Exhibit 10.1 to Form 8-K filed on February 26, 2007.
15. Filed as Exhibit 10.1 to Form 8-K filed on March 27, 2007.
16. Filed as Exhibit 21 to Form 10-K filed on July 14, 2004.
17. Filed as Exhibit 3.1 to Form 10-K filed on June 13, 2005.
18. Filed as Exhibit 10.7 to Form 10-K filed on June 13, 2005.
19. Filed as Exhibit 10.8 to Form 10-K filed on June 13, 2005.
20. *Filed as Exhibit 10.11 to Form 10-K filed on June 13, 2005.*
21. Filed as Exhibit 10.1 to Form 10-Q filed on February 7, 2006.
22. Filed as Exhibit 10.1 to Form 8-K filed on August 31, 2005.
23. Filed as Exhibit 10.1 to Form 10-Q filed on November 8, 2005.
24. Filed as Exhibit 10.1 to Form 8-K filed on March 6, 2007.
25. Filed as Exhibit 10.17 to Form 10-K filed on June 13, 2005.
26. Filed as Exhibit 10.18 to Form 10-K filed on June 13, 2005.
27. Filed as Exhibit 99.1 to Form 8-K filed on May 18, 2005.
28. Filed as Exhibit 10.1 to Form 10-Q filed on February 9, 2007.
29. Filed as Exhibit 10.1 to Form 10-Q filed on November 9, 2006.
30. Filed as Exhibit 10.1 to Form 10-Q filed on February 6, 2008.
31. Filed as Exhibit 10.2 to Form 10-Q filed on February 6, 2008.
32. Filed as Exhibit 10.1 to Form 10-Q filed on August 9, 2007.
33. Filed as Exhibit 10.19 to Form 10-K filed on June 13, 2007.
34. Filed as Exhibit 10.25 to Form 10-K filed on June 13, 2007.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 9, 2008, with respect to the consolidated financial statements, schedule and internal control over financial reporting included in the Annual Report of Rentrak Corporation and subsidiaries on Form 10-K for the year ended March 31, 2008. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Rentrak Corporation and subsidiaries on Forms S-8 (File Nos. 33-44865, 333-28565, 333-39021, 333-62523, 333-110781, 333-110782 and 333-136466).

/s/ Grant Thornton LLP

Portland, Oregon
June 9, 2008

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Paul A. Rosenbaum, certify that:

1. I have reviewed this annual report on Form 10-K of Rentrak Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 13, 2008

By: /s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer
Rentrak Corporation

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

I, Mark L. Thoenes, certify that:

1. I have reviewed this annual report on Form 10-K of Rentrak Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 13, 2008

By: /s/ Mark L. Thoenes
Mark L. Thoenes
Executive Vice President
And Chief Financial Officer
Rentrak Corporation

EXHIBIT 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Rentrak Corporation (the "Company") on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul A. Rosenbaum, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Paul A. Rosenbaum
Paul A. Rosenbaum
Chairman of the Board and
Chief Executive Officer
Rentrak Corporation
June 13, 2008

EXHIBIT 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Rentrak Corporation (the "Company") on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark L. Thoenes, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Mark L. Thoenes
Mark L. Thoenes
Executive Vice President
and Chief Financial Officer
Rentrak Corporation
June 13, 2008

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Corporate Headquarters

One Airport Center
7700 N.E. Ambassador Place
Portland, Oregon 97220
800.929.1312
rentrak.com

Stock Transfer Agent

Computershare
1745 Gardenia Avenue
Glendale, California 91204
818.502.1404
computershare.com

Auditors

Grant Thornton LLP
Portland, Oregon

Legal Counsel

Miller Nash LLP
Portland, Oregon

Investor Relations Counsel

PondelWilkinson
Los Angeles, CA

Common Stock

Rentrak common stock is traded on the NASDAQ National Market System under the symbol RENT.

Annual Shareholders Meeting

August 21, 2008 at 10:00am
Corporate Headquarters



RENTRAK

One Airport Center
7700 N.E. Ambassador Place
Portland, Oregon 97220

P.O. Box 18888 Portland, Oregon 97218

www.rentrak.com

END